

**2020 Annual Report**
Magna International Inc.

# Forward.
# For all.

# Creating a better world of mobility, responsibly.

We see a future where everyone can live and move without limitations. We are developing technologies, systems and concepts that make vehicles safer and cleaner, while serving our communities, the planet and, above all, people.

**Forward. For all.**

 **$32.6B** in sales

 **50+** customers accounting for 97% of sales

 **158,000+** entrepreneurial employees

 **13,000+** engineers
**3,000+** software engineers

 **50+** materials used
**80+** processes

 **800+** nameplates supported annually

 **3.7M** complete vehicles manufactured since 1957



Swamy Kotagiri
Chief Executive Officer

# A significant force in transformative times

I am excited to lead this great company at a time of such extraordinary change for our industry. The stakes couldn't be higher; yet the opportunities to capitalize on the seismic shifts in the industry couldn't be greater.

Against the backdrop of the COVID-19 pandemic and the resulting economic headwinds, 2020 presented unprecedented challenges to the global automotive industry. No company was immune to these difficulties.

We reacted with speed and agility to protect the health, safety and well-being of our employees, temporarily shifting some production to personal protective equipment, and developing an industry-standard Smart Start playbook for dealing with the pandemic in the workplace. We were able to navigate from a position of strength due to our entrepreneurial spirit, innovative product portfolio and healthy balance sheet. While some challenges and uncertainties remain, we face the future as a significant force in the global auto industry in these transformative times.

Our swift actions and the dedication of our employees to meet our customers' needs enabled us to rebound stronger financially in the second half of the year.

While we expect global light vehicle production to grow 6% on average per year from 2020 through 2023, we expect our sales to grow 10-12% on average per year over that time frame.

Our balance sheet remains strong. Last year we invested approximately $600 million in areas of engineering aligned with megatrends, including electrification, autonomy and new mobility. We will continue our disciplined investment approach to drive growth and create long term shareholder value.

As one of the world's largest and most advanced technology suppliers in the mobility space, we continue to be an indispensable partner for established automakers and new entrants alike. While Magna's current product portfolio is well positioned for the car of the future, we are continuing to expand our offerings, capabilities and evolving business models.

We forged new alliances in 2020 that are fundamental to our future and will further strengthen our business in the years ahead, including the following important "firsts":

> "My vision for the company is to continue advancing mobility for everyone and everything, while shaping a better future for all."
>
> Swamy Kotagiri, Magna CEO

- Joint venture with South Korea-based LG Electronics that blends Magna's strength in electric powertrain systems and world-class automotive manufacturing with LG's expertise in component development for e-motors and inverters, accelerating both companies' growth in the electric powertrain market.

- Collaboration with electric carmaker Fisker, with Magna to supply an EV platform, electrical/electronic architecture, vehicle engineering and manufacturing and the complete ADAS system for the Fisker Ocean SUV, demonstrating Magna's unique systems level approach.

Additionally, we continued to win significant business throughout the year, despite pandemic constraints, driven by our leading technology. These wins reflect our continued investments that drive innovative solutions for our customers. In fact, over 90% of our 2023 sales are already booked, including:

- EV battery enclosures that contribute to the structure of the vehicle, protect high-voltage batteries and will debut on the new GMC Hummer EV and Ford F-150

- CLEARVIEW™, a combination of camera and mirror technology that provides an enhanced field of view, which will hit the market on multiple vehicle models for a global automaker, and

- FREEFORM™, a surface seating trim that improves seat comfort with contoured surfaces which has been sourced with two global automakers.

At the same time, we remain committed to developing products and processes that address the issues of sustainability and promote the goal of a healthy and safe environment for future generations. Essential to this is producing innovative and sustainable next-generation products with manufacturing efficiency, precision and scale.

I am proud to work with a talented team that collaborates and develops product solutions for automakers and new entrants alike. The trends transforming our industry are moving toward Magna's portfolio and our unique ability to deliver complete vehicle system solutions. The road ahead is bright and our industry, which is increasingly high tech and complex, is more exciting than it's ever been. Thank you for your continued trust and support as we move together toward a promising future.

Sincerely,



Swamy Kotagiri
*Chief Executive Officer*



Vince Galifi
Chief Financial Officer

# On the winning side of change

The past year has shown, from a technological, financial and cultural standpoint, Magna is on the winning side of change in the dramatic transformation in the automotive industry.

Our strong balance sheet continues to give us the flexibility to invest for the future and insulate Magna from the ebbs and flows of the economy. During the COVID-19 shutdown, we took actions including reducing discretionary spending and capital to minimize the considerable financial headwinds. In addition, we identified annual structural cost savings of $200 million, which we expect to fully realize over the next couple of years.

While COVID-19 posed significant challenges in the first half of 2020, our recovery in the second half was rapid and spectacular. Our earnings in the second half of 2020 far outperformed the second half of 2019, exceeding expectations. Our board of directors increased our quarterly cash dividend by 8%, our eleventh consecutive year of fourth quarter increases, reflecting the confidence that management and our board have in Magna's future.

Our performance and ability to pivot in the face of challenges is a testament to the teamwork and entrepreneurial spirit of the entire family of Magna employees — from shop floor to management.

Over the past few years we have been making the investments required to capitalize on growth opportunities in megatrend areas such as electrification, autonomy and evolving mobility. That includes collaborating more with innovators across the entire mobility landscape, from our ongoing partnerships with traditional customers to relationships with new entrants and startups. Recent customer program awards indicate that we are benefitting from these investments.

As we look to the future, the focus will be on continuing to grow our sales in excess of vehicle production, maintaining our strong operating performance and cash flow generation, further investing for our future, and returning capital to shareholders. Our portfolio is in a position of strength and aligns with the car of the future. Simply put, our company is strong and growing, and the future looks bright as we expect to continue creating value for our shareholders.

Sincerely,

Vince Galifi
*Chief Financial Officer*

# MAGNA INTERNATIONAL INC.

# Management's Discussion and Analysis of Results of Operations and Financial Position

**December 31, 2020**

Unless otherwise noted, all amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ["MD&A"] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the audited consolidated financial statements and MD&A for the year ended December 31, 2020 included in our 2020 Annual Report to Shareholders.

This MD&A may contain statements that are forward looking. Refer to the "Forward-Looking Statements" section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at March 4, 2021.

## USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America ["U.S. GAAP"], this report includes the use of Adjusted earnings (loss) before interest and taxes ["Adjusted EBIT"], Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, Return on Invested Capital, Adjusted Return on Invested Capital and Return on Equity [collectively, the "Non-GAAP Measures"]. We believe these non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management for this purpose. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Return on Invested Capital and Return on Equity are useful to both management and investors in their analysis of our results of operations and reflect our ability to generate returns. Similarly, we believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share and Adjusted Return on Invested Capital provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit or loss and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the "Non-GAAP Financial Measures Reconciliation" section of this MD&A.

## HIGHLIGHTS

### COVID-19

- COVID-19 had a significant impact on the automotive industry and our business during 2020. Throughout the pandemic, we were focused on protecting both the health and safety, as well as economic well-being of our employees, to the maximum extent possible, as discussed under "Impact of COVID-19 on Our Business" below.

### SALES & EARNINGS

- The inability of consumers to purchase vehicles, combined with production suspensions and volume reductions by our customers, due to mandatory stay at home orders in multiple countries significantly impacted our results, particularly in the first half of 2020:
  - Global light vehicle production decreased 17% in 2020, including decreases of 20% and 23% in our two largest markets of North America and Europe, respectively.
  - Total sales decreased 17% to $32.6 billion, compared to $39.4 billion in 2019, primarily reflecting the lower global light vehicle production, along with the divestiture of our Fluid Pressure & Controls business ["FP&C"] business in the first quarter of 2019. These were partially offset by the factors discussed below under "Results of Operations — Sales".
  - Diluted earnings per share were $2.52 in 2020, compared to $5.59 in 2019. The decrease in earnings was primarily due to lost contribution on lower sales, partially offset by the factors discussed below under "Results of Operations — Earning Per Share".
- We recorded $435 million in non-cash impairment charges and $173 million in restructuring charges in 2020. These and other factors included in Other expense, net in 2020 are discussed under "Results of Operations — Other Expense, Net".
- Adjusted diluted earnings per share were $3.95, compared to $6.05 in 2019.

### CASH & CAPITAL

- Cash from operating activities was $3.3 billion, compared to $4.0 billion in 2019, largely reflecting reduced earnings on lower sales.
- We continued to invest in our business, including:
  - $1.1 billion for fixed assets;
  - $331 million in investment and other asset spending; and
  - $139 million for private equity investments and acquisitions.
- We returned $659 million to shareholders in 2020 through $467 million in dividends and $192 million in share repurchases, with repurchases suspended beginning in the first quarter of 2020 due to the pandemic.
- We issued $750 million of 2.45% fixed rate Senior notes, which mature in June 2030, to provide us with further financial flexibility at an attractive rate.
- Our Board of Directors increased our quarterly dividend by 8% to $0.43 per share reflecting its continued confidence in Magna's future.

### STRATEGIC UPDATES — ELECTRIFICATION, NEW OEMS AND ADAS

- Electrification — we achieved important milestones in our own evolution to realize opportunities from the growing global shift toward vehicle electrification, including:
  - Establishing a joint venture with LG Electronics to manufacture e-motors, inverters and on-board chargers, as well as complete e-drive systems for certain automakers.
  - Launching an integrated e-drive program for global markets, in our HASCO Magna Electric Drive System Co., Ltd. joint venture.

- New OEMs — the global shift to electrification has fostered the emergence of a number of new, electric vehicle (EV) focused OEMs. We continue to pursue opportunities and grow our sales with such OEMs. Achievements include:
  - · The launch of the Arcfox $\alpha$-T, the first vehicle in BJEV's all-new Arcfox brand, in our complete vehicle manufacturing joint venture operation with BJEV.
  - · Establishing a platform-sharing and manufacturing arrangement with Fisker Inc. ["Fisker"] for its Fisker Ocean SUV. This arrangement demonstrates our unique ability to bring systems and complete vehicle solutions to our customers. Production is expected to begin in the fourth quarter of 2022.
- ADAS — we continue to progress with developing our advanced driver assistance systems business, as evidenced by the award of the complete ADAS system for the Fisker Ocean.

**OTHER**

- We signed an agreement to acquire a majority ownership of Honglizhixin (HLZX), a leading supplier to Chinese automakers, to expand our seating capabilities.
- We simplified our transmissions business, including:
  - · A revision to the governing documents of the Getrag-Jiangling Transmissions joint venture based in China, which provides us with a controlling financial interest;
  - · Disposing of our interest in the Dong Feng-Getrag Transmissions joint venture in China; and
  - · Entering an agreement with Ford Motor Company ["Ford"] to reorganize our Getrag-Ford Transmissions joint venture based in Europe.

**LEADERSHIP**

- With the retirement of Don Walker, we began 2021 under the leadership of a new CEO, Seetarama (Swamy) Kotagiri.
- In addition to the seamless transition of CEOs, our leadership development and succession planning processes facilitated the transitions in 2020 of a number of other executive and senior leadership roles, including Chief Sales & Marketing Officer, Chief Legal Officer and Presidents of both our Magna Steyr and Seating operating groups.

## OVERVIEW

**OUR BUSINESS[1]**

We are a mobility technology company. We have over 158,000 entrepreneurial-minded employees and 342 manufacturing operations and 91 product development, engineering and sales centres in 27 countries. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

## FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements in this document include, but are not limited to, statements relating to: our actions in response to the COVID-19 (Coronavirus) pandemic, described in the Section titled "Actions in Response to COVID-19"; and the expected benefits of: our acquisition of majority ownership of Honglizhixin, our platform sharing and manufacturing agreements with Fisker Inc., and our joint venture with LG Electronics.

Forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including the risk factors which are described later in this MD&A.

---

(1) Manufacturing operations, product development, engineering and sales centres and employee figures include certain operations accounted for under the equity method.

# IMPACT OF COVID-19 ON OUR BUSINESS

**OVERVIEW**

COVID-19 had a significant impact on our business in 2020, with the year effectively being one of two distinct halves. The following supplemental table helps demonstrate the impact of COVID-19 on our business through each of the quarters in 2020:

|  | Mar 31, 2020 | Jun 30, 2020 | Sep 30, 2020 | Dec 31, 2020 | Full Year |
|---|---|---|---|---|---|
| Light Vehicle Production *(Thousands of Units)* |  |  |  |  |  |
| North America | 3,777 | 1,240 | 3,945 | 4,022 | 12,984 |
| Europe | 4,694 | 2,086 | 4,267 | 5,422 | 16,469 |
| China | 3,228 | 5,835 | 6,291 | 8,176 | 23,530 |
| Sales | $ 8,657 | $ 4,293 | $ 9,129 | $ 10,568 | $ 32,647 |
| Adjusted EBIT | $ 403 | $ (600) | $ 778 | $ 1,095 | $ 1,676 |

The rapid initial spread of the virus in Asia in January and February 2020, as well as the spread into Europe and North America in February and March 2020, resulted in the imposition of mandatory stay at home orders that impacted consumers' ability to purchase vehicles and our customers' ability to maintain production, as demonstrated by vehicle production volumes in the preceding table. Our own production was temporarily suspended as a result of the mandatory stay at home orders — beginning in February in China, and in mid-March in North America and Europe.

While the suspension of production in China impacted our Sales and Adjusted EBIT, China represents a lower proportion of our total Sales and Adjusted EBIT than North America or Europe. As a result, the impact of production suspensions in North America and Europe had a significantly greater impact on our results. Production suspensions in these two regions lasted through most of the second quarter, with the impact reflected in the substantial (50.4%) drop in Sales from the first quarter to the second quarter, as well as the swing in Adjusted EBIT to a loss.

As mandatory stay at home orders gradually eased in North America and Europe, normal economic activity such as vehicle production by our customers was able to resume. All of our facilities had resumed production and were operating in the third quarter. The improvements in vehicle sales in the third and fourth quarters, resulted in strong vehicle production by our customers, which in turn enabled us to achieve strong Sales and Adjusted EBIT for the second half of the year.

While we currently believe that the most severe short-term impacts of the COVID-19 pandemic occurred in the first half of 2020, there may be continuing impacts which affect our results of operations and overall financial performance into future periods. Continuing impacts of COVID-19 currently being experienced include:

- a global shortage of semiconductors for the automotive industry, which has led OEMs to take a number of actions including: unplanned shutdowns of production lines and/or plants; reduction of vehicle production plans; and shifts in their product mix;
- supply constraints on certain types of steel needed by OEMs and Tier 1 suppliers; and
- increased employee absenteeism.

We continue to closely monitor rising global COVID-19 infection rates, including as a result of the emergence and spread of new, more highly-transmissible variants of the virus. At the same time, vaccination efforts in the countries in which we operate and potential fiscal stimulus programs offer potential for an economic rebound in 2021.

It remains difficult to accurately assess the continuing magnitude, outcome and duration of the pandemic. A prolonged pandemic, including as a result of current or subsequent waves and/or delays in global vaccination efforts, could:

- deteriorate economic conditions, resulting in lower consumer confidence which typically translates into lower vehicle sales and production levels;
- reduce our customers' production volumes, including as a result of continued or intermittent shutdowns of any of our customers', suppliers' or our own facilities;
- further result in elevated absenteeism or cause potential shortages of employees to staff our facilities, or the facilities of our customers or suppliers;
- lead to prolonged disruptions of critical materials or components; or
- result in governmental regulation, such as mandatory stay at home orders, which adversely impact our business.

Any or all of the above impacts could have a material adverse effect on our business, financial condition and results of operations. Irrespective of whether the pandemic is prolonged, the significant global economic impact and job losses to date may affect household income and wealth beyond 2020, which in turn would affect consumer confidence, and thus vehicle sales and thus production. Additional risks are discussed in the Section of this MD&A titled "Risk Factors".

**ACTIONS IN RESPONSE TO COVID-19**

Throughout 2020, we sought to mitigate the impact of COVID-19 on our business, with a strong focus on protecting both the health and safety of our employees, as well as their economic well-being.

## Employee Health and Safety

Early in 2020, we developed and implemented COVID-19 protocols, assessment tools and guidance documents to support our objective of responsibly managing the health and safety of our employees. Our current best understanding regarding management of COVID-related health risks to our employees is reflected in our dynamic "Smart Start Playbook", a guide which includes a streamlined set of checklists and practical recommendations based on guidelines from the Centers for Disease Control and Prevention, as well as the World Health Organization. Our medical and health and safety staff continue to comply with applicable legal requirements and coordinate with public health authorities, as well as the medical directors of our OEM customers. Lessons learned, insights gained and best practices developed throughout 2020 continue to assist us in preparing for the current and future phases of the pandemic.

In addition to the protocols in the Smart Start Playbook, another significant element of our approach to protecting employee health and safety during 2020 involved workplace modifications and personal protective equipment ("PPE") to minimize the risk of workplace spread of COVID-19. In 2020, our expenditures for PPE and expanded safety-related protocols at our facilities totaled approximately $50 million.

## Employee Economic Well-Being

In light of the suspension of production during the first and second quarters of 2020, temporary layoffs of employees were inevitable. However, we took a number of steps to minimize the impact felt by our employees, including:
- maintaining employee benefits coverages through the temporary layoff period;
- maximizing the number of days at full compensation during the layoff period through utilization of vacation days, where possible;
- providing regular communication to employees, including with respect to company programs to support their physical and mental health needs.

We also engaged emergency government support programs primarily for employees to maintain compensation levels and/or benefits for a certain period, where applicable. The countries in which Magna engaged such programs included Canada, the United States, the United Kingdom, Germany, Austria and China. These programs allowed participating employees to remain on our payroll while inactive or furloughed due to mandatory stay at home orders, with Magna receiving full or partial reimbursement for such inactive labour. Our participation in the foregoing government support programs enabled employees to maximize their income and benefits during layoff or furlough periods, while at the same time avoiding the administrative burden of applying for, and the potential lag in receiving, government unemployment support. In total, the gross amount received under all wage and benefits programs for 2020 was approximately $320 million, of which $250 million effectively represented a flow-through to employees. The difference between such amounts was partially offset by the approximately $50 million of incremental COVID-related PPE and safety protocol costs discussed above, resulting in a net EBIT impact to Magna of approximately $20 million from government support programs.

## Other Actions

In response to the impact of COVID-19 on vehicle production volumes, beginning in the second quarter of 2020 we initiated and/or accelerated the timing of restructuring plans to right-size our business through closure of several facilities and workforce reductions. The impact of restructuring costs and impairments during 2020 is discussed under "Other Expense, Net" in this MD&A. The right-sizing actions initiated in 2020 are expected to result in a cost structure which is approximately $200 million lower by the end of 2022.

Where our customers' production programs were delayed, deferred or cancelled, we took equivalent capital expenditure actions. We also reduced discretionary capital spending and certain productivity capital expenditures where the returns on the investment were no longer likely to be achieved within an appropriate timeframe. As a result of actions taken in light of COVID-19, total capital spending in 2020 amounted to approximately $1.1 billion, compared to the $1.7 billion in capital spending we forecasted when we issued our 2020 Outlook at the outset of the year. However, with continued normalization of our operations, we expect that our results will reflect some costs which had been delayed or deferred in 2020 due to COVID-19, including those related to program launches that were delayed, maintenance, discretionary items and capital expenditures.

## INDUSTRY TRENDS

Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer ["OEM"], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors. Additionally, COVID-19 has been impacting vehicle production volumes, including through: mandatory stay-at-home orders which restrict production; elevated employee absenteeism; and supply chain disruptions.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; regulatory restrictions on use of vehicles in certain megacities; and other factors. Additionally, COVID-19 has been impacting vehicle sales, including through mandatory stay-at-home orders which restrict operations of car dealerships, and could impact vehicle sales if consumer confidence declines due to deterioration in household incomes.

While the foregoing economic, political and other factors are part of the general context in which the global automotive industry operates, there were a number of industry trends that impacted us during 2020, including:

- those discussed under "Impact of COVID-19 on Our Business" elsewhere in this MD&A;
- challenges in commercializing certain ADAS programs due to the inherent technical complexity and rigorous OEM timelines for development, testing and validation;
- shifting OEM and consumer preferences for certain types of transmissions, together with OEM pricing pressures, transmission insourcing by certain Chinese OEMs and other factors which collectively impacted the performance of our equity-accounted transmission joint ventures in that market; and
- elevated OEM product warranty expectations and product recall levels, as reflected in the net increase in our warranty costs.

Looking ahead, a number of industry trends are expected to create near-term opportunities or risks for automotive suppliers, including:

**Opportunities**

- the easing or removal of COVID-19 related governmental restrictions as vaccination levels rise may help boost consumer confidence; and
- fiscal stimulus plans aimed at promoting recovery from the pandemic in the U.S. and potentially elsewhere could directly or indirectly boost demand for light vehicles.

**Risks**

- the risks discussed under "Impact of COVID-19 on Our Business" in the MD&A;
- the continued exit from geographic markets by key customers, such as Ford's exit from Brazil; and
- persistent or worsening supply disruptions of critical materials, such as semiconductor chips or steel.

We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry, including with respect to trends related to vehicle electrification and autonomy, as well as "mobility-as-a-service" ["MaaS"]. Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties which are discussed later in this MD&A.

## RESULTS OF OPERATIONS

**AVERAGE FOREIGN EXCHANGE**

|  | 2020 | 2019 | Change |
|---|---|---|---|
| 1 Canadian dollar equals U.S. dollars | 0.746 | 0.754 | −1% |
| 1 euro equals U.S. dollars | 1.141 | 1.119 | +2% |
| 1 Chinese renminbi equals U.S. dollars | 0.145 | 0.145 | — |

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for year ended Dec 31, 2020 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

## LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

**Light Vehicle Production Volumes** *(thousands of units)*

|  | 2020 | | | 2019 | | | Change | | |
|---|---|---|---|---|---|---|---|---|---|
|  | North America | Europe | China | North America | Europe | China | North America | Europe | China |
| For the three months ended: | | | | | | | | | |
| March 31 | 3,777 | 4,694 | 3,228 | 4,227 | 5,733 | 6,024 | −11% | −18% | −46% |
| June 30 | 1,240 | 2,086 | 5,835 | 4,249 | 5,677 | 5,484 | −71% | −63% | +6% |
| September 30 | 3,945 | 4,267 | 6,291 | 3,909 | 4,671 | 5,631 | +1% | −9% | +12% |
| December 31 | 4,022 | 5,422 | 8,176 | 3,911 | 5,272 | 7,422 | +3% | +3% | +10% |
| Full Year | 12,984 | 16,469 | 23,530 | 16,296 | 21,353 | 24,561 | −20% | −23% | −4% |

Global light vehicle production volumes were lower in 2020 compared to 2019 substantially due to the negative impact of the COVID-19 pandemic during 2020, as discussed in the "Impact of COVID-19 on our Business" section of this MD&A.

## RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

**SALES**



Sales decreased 17% or $6.78 billion to $32.65 billion for 2020 compared to $39.43 billion for 2019 substantially due to lower global light vehicle production and lower assembly volumes, including an approximate $6.6 billion negative impact of the COVID-19 pandemic during 2020. Other factors negatively impacting sales include:

- the end of production of certain programs;
- divestitures, net of acquisitions, during or subsequent to 2019 which decreased sales by $323 million; and
- net customer price concessions subsequent to 2019.

These factors were partially offset by:

- the negative impact of lost vehicle production as a result of the labour strike at GM in 2019;

- the launch of new programs during or subsequent to 2019; and
- the net strengthening of foreign currencies against the U.S. dollar, which increased sales by $175 million.

The changes in sales are discussed further in the "Segment Analysis" section of this MD&A.

**COST OF GOODS SOLD**

|  | 2020 | 2019 | Change |
|---|---|---|---|
| Material | $ 19,750 | $ 24,585 | $ (4,835) |
| Direct labour | 2,498 | 2,815 | (317) |
| Overhead | 5,959 | 6,622 | (663) |
| Cost of goods sold | $ 28,207 | $ 34,022 | $ (5,815) |

Cost of goods sold decreased $5.81 billion to $28.21 billion for 2020 compared to $34.02 billion for 2019, primarily due to:

- lower material, direct labour and overhead costs associated with lower sales;
- divestitures, net of acquisitions, during or subsequent to 2019;
- cost savings and efficiencies realized, including as a result of restructuring actions taken;
- lower launch costs; and
- lower spending associated with our former collaboration with Lyft, Inc. ["Lyft"].

These factors were partially offset by the negative impact of the labour strike at GM during 2019, and the net strengthening of foreign currencies against the U.S. dollar, which increased cost of goods sold by $141 million.

**DEPRECIATION AND AMORTIZATION**

Depreciation and amortization increased $21 million to $1.37 billion for 2020 compared to $1.35 billion for 2019 primarily due to:

- increased capital deployed at existing and new facilities to support the launch of programs during or subsequent to 2019; and
- the net strengthening of foreign currencies against the U.S. dollar increased reported U.S. dollar depreciation and amortization by $3 million.

These factors were partially offset by lower amortization in our ADAS business as a result of amortizing 100% of capital spending during 2019 associated with two programs that will be utilizing new technologies.

**SELLING, GENERAL AND ADMINISTRATIVE ["SG&A"]**

SG&A expense decreased $110 million to $1.59 billion for 2020 compared to $1.70 billion for 2019, primarily as a result of:

- cost savings and efficiencies realized, including reduced discretionary spending, travel costs, and short-term and long-term incentive compensation;
- lower labour and benefit costs;
- lower corporate research & development spending;
- a $16 million write-down during 2019 of fixed assets in our Electronics business associated with certain ADAS programs that will be utilizing new technologies; and
- divestitures, net of acquisitions, during or subsequent to 2019 which decreased SG&A by $13 million.

These factors were partially offset by:

- transactional foreign exchange losses in 2020 compared to transactional foreign exchange gains in 2019;
- costs incurred at new facilities; and
- net losses on the sale of assets in 2020 compared to net gains in 2019.

**INTEREST EXPENSE, NET**

During 2020, we recorded net interest expense of $86 million compared to $82 million for 2019. The $4 million increase is primarily as a result of an increase in long-term borrowings due to the issuance of $750 million of 2.45% fixed rate Senior notes during 2020 partially offset by a decline in short-term borrowings.

**EQUITY INCOME**

Equity income increased $11 million to $189 million for 2020 compared to $178 million for 2019, primarily as a result of lower depreciation and amortization due to impairments in 2019 and 2020, and a $5 million increase in reported U.S. dollar equity income due to the net strengthening of foreign currencies against the U.S. dollar. These factors were partially offset by reduced earnings due to lower sales at our equity-accounted operations.

**OTHER EXPENSE, NET**

|  | 2020 | 2019 |
|---|---|---|
| Impairments and loss on sale of equity-accounted investments[1] | $ 347 | $ 700 |
| Restructuring and impairments[2] | 269 | 58 |
| Net (gains) losses on investments[3] | (32) | 6 |
| Gain on sale of business[4] | – | (524) |
| Other expense, net | $ 584 | $ 240 |

**(1) Impairments and loss on sale of equity-accounted investments**

The following table summarizes the impairment charges and loss on sale recorded for certain investments in our Power & Vision segment:

|  | 2020 | 2019 |
|---|---|---|
| Impairment of Getrag (Jiangxi) Transmission Co., Ltd. ["GJT"][i] | $ 337 | $ 511 |
| Impairment of Getrag Ford Transmission GmbH ["GFT"][ii] | – | 150 |
| Loss on sale and impairment of Dongfeng Getrag Transmission Co. Ltd. ["DGT"][iii] | 10 | 39 |
| Total impairments and loss on sale of equity-accounted investments | 347 | 700 |
| Tax effect on Other Expense, net | (53) | (36) |
| Loss attributable to non-controlling interests | (75) | (127) |
| Non-cash impairment charge included in Net income attributable to Magna International Inc. | $ 219 | $ 537 |

(i) During 2019, we recorded an impairment charge related to our equity-accounted investment in GJT. The impairment was based on the in-sourcing of transmissions by certain Chinese OEMs, lower than expected sales, pricing pressure in the China market, and declines in volume projections for manual transmissions and dual-clutch transmissions in China.

During 2020, an impairment for GJT was recorded based on pricing pressure in the China market as a result of the global economic climate, as well as additional declines in volume and sales projections for the foreseeable future. In the fourth quarter of 2020, the governing documents related to GJT were revised, providing us with a controlling financial interest. As a result, the Company began consolidating GJT on December 29, 2020, the effective date of the amendments. See Note 5, "Business Combinations", to the consolidated financial statements included in this Report.

(ii) On December 22, 2020, we entered into multiple agreements with Ford to operate certain businesses within GFT under separate ownership. The transaction closed on March 1, 2021. See Note 7, "Investments", to the consolidated financial statements included in this Report. In 2019, we recorded an impairment charge related to our equity investment in GFT as a result of lower than expected sales and declines in volume projections for manual transmissions in Europe.

(iii) During 2020, we recorded a $10 million loss on the sale of our 50% interest in DGT. An impairment loss of $39 million related to DGT was recorded during 2019 as a result of the factors listed above impacting the China market.

**(2) Restructuring and impairments**

The following table summarizes the restructuring and fixed asset impairment charges recorded by segment during 2020:

|  | Body, Exteriors & Structures | Power & Vision | Seating Systems | Total | Net of Tax |
|---|---|---|---|---|---|
| COVID-19 Restructuring and Impairments[i] | $ 37 | $ 115 | $ 16 | $ 168 | $ 136 |
| Restructuring | 21 | – | – | 21 | 21 |
| Fixed Asset Impairments | 57 | – | – | 57 | 57 |
| Brazil Closures[ii] | 8 | – | 15 | 23 | 23 |
|  | $ 123 | $ 115 | $ 31 | $ 269 | $ 237 |

(i) In response to the impact that COVID-19 was expected to have on vehicle production volumes over the short to medium term, we initiated and/or accelerated the timing of restructuring plans to right-size our business. These restructuring actions include plant closures and workforce reductions, which will be substantially complete by December 31, 2021.

(ii) In connection with the recently announced plant closures by Ford in Brazil, we made the decision to accelerate the closure of two facilities that supply these plants.

During 2019, we recorded net restructuring charges of $31 million [$31 million after tax] in our Body Exteriors & Structures segment and asset impairment charges of $27 million [$20 million after tax] in an Electronics operation which is included in our Power & Vision segment.

**(3) Net (gains) losses on investments**

During 2020 we recorded unrealized gains of $34 million [$29 million after tax] on the revaluation of certain private equity investments and a non-cash impairment charge of $2 million [$2 million after tax] related to a private equity investment, which was included in our Corporate segment.

In 2019, we recorded net losses of $6 million [$5 million after tax]. This includes net unrealized gains of $17 million [$15 million after tax] related to the revaluation of private equity investments and net losses of $23 million [$20 million after tax] related to the revaluation and sale of our investment in Lyft.

**(4) Gain on sale of business**

During 2019, we recorded a gain of $524 million [$447 million after tax] on the sale of FP&C which was previously reported within our Power & Vision segment.

**INCOME FROM OPERATIONS BEFORE INCOME TAXES**

Income from operations before income taxes was $1.01 billion for 2020 compared to a $2.22 billion for 2019. This $1.21 billion decrease is a result of the following changes, each as discussed above:

|  | 2020 | 2019 | Change |
|---|---|---|---|
| Sales | $ 32,647 | $ 39,431 | $ (6,784) |
| Costs and expenses |  |  |  |
| Cost of goods sold | 28,207 | 34,022 | (5,815) |
| Depreciation and amortization | 1,366 | 1,345 | 21 |
| Selling, general & administrative | 1,587 | 1,697 | (110) |
| Interest expense, net | 86 | 82 | 4 |
| Equity income | (189) | (178) | (11) |
| Other expense, net | 584 | 240 | 344 |
| Income from operations before income taxes | $ 1,006 | $ 2,223 | $ (1,217) |

**INCOME TAXES**

|  | 2020 | | 2019 | |
|---|---|---|---|---|
| Income Taxes as reported | $ 329 | 32.7% | $ 591 | 26.6% |
| Tax effect on Other expense, net | 80 | (7.0) | (33) | (3.9) |
|  | $ 409 | 25.7% | $ 558 | 22.7% |

Excluding the tax effect on Other expense, net, our effective income tax rate increased to 25.7% for 2020 compared to 22.7% for 2019 primarily due to:

- foreign exchange gains reported on U.S. dollar denominated assets for Mexican tax purposes that are not recognized for U.S. GAAP purposes and non-deductible foreign exchange losses mainly related to the re-measurement of financial statement balances of foreign subsidiaries, primarily in Mexico, that are maintained in a currency other than their functional currency;
- an increase in losses not benefited in Europe; and
- lower favourable changes in our reserves for uncertain tax positions.

These factors were partially offset by a change in mix of earnings resulting in proportionally lower income earned in jurisdictions with higher income tax rates.

**LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS**

Loss attributable to non-controlling interests decreased $53 million to $80 million for 2020 compared to $133 million for 2019 substantially all due to lower impairment charges recorded in 2020 compared to 2019, in which non-controlling investors have an interest.

**NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.**

Net income attributable to Magna International Inc. was $757 million for 2020 compared to $1.77 billion for 2019. This $1.01 billion decrease was as a result of: a decrease in income from operations before income taxes of $1.22 billion; and a decrease in loss attributable to non-controlling interests of $53 million; partially offset by a decrease in income taxes of $262 million.

**EARNINGS PER SHARE**



Diluted earnings per share



Adjusted diluted earnings per share

| | 2020 | 2019 | % Change |
|---|---|---|---|
| Earnings per Common Share | | | |
| Basic | $ 2.52 | $ 5.61 | −55% |
| Diluted | $ 2.52 | $ 5.59 | −55% |
| Weighted average number of Common Shares outstanding (millions) | | | |
| Basic | 299.7 | 314.7 | −5% |
| Diluted | 300.4 | 315.8 | −5% |
| Adjusted diluted earnings per share | $ 3.95 | $ 6.05 | −35% |

Diluted earnings per share was $2.52 for 2020 compared to diluted earnings per share of $5.59 for 2019. The $3.07 decrease was substantially as a result of lower net income attributable to Magna International Inc., as discussed above, partially offset by a decrease in the weighted average number of diluted shares outstanding during 2020. The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to 2019, pursuant to our normal course issuer bids.

Other expense, net, after tax, and loss attributable to non-controlling interests related to the impairment of assets negatively impacted diluted earnings per share by $1.43 in 2020, and $0.46 in 2019, respectively, as discussed in the "Other expense, net", "Income Taxes" and "Loss Attributable to Non-Controlling Interests" sections above.

Adjusted diluted earnings per share, as reconciled in the "Non-GAAP Financial Measures Reconciliation" section, was $3.95 for 2020 compared to $6.05 in 2019, a decrease of $2.10.

## NON-GAAP PERFORMANCE MEASURES
FOR THE YEAR ENDED DEC 31, 2020
**ADJUSTED EBIT AS A PERCENTAGE OF SALES**



Adjusted EBIT as a percentage of sales

The table below shows the change in Magna's Sales and Adjusted EBIT by segment and the impact each segment's changes have on Magna's Adjusted EBIT as a percentage of sales for 2020 compared to 2019:

| | Sales | Adjusted EBIT | Adjusted EBIT as a percentage of sales |
|---|---|---|---|
| 2019 | $ 39,431 | $ 2,545 | 6.5% |
| (Decrease) Increase related to: | | | |
| Body Exteriors & Structures | (2,908) | (482) | −0.9% |
| Power & Vision | (1,590) | (252) | −0.5% |
| Seating Systems | (1,122) | (205) | −0.4% |
| Complete Vehicles | (1,292) | 130 | +0.6% |
| Corporate and Other | 128 | (60) | −0.2% |
| **2020** | **$ 32,647** | **$ 1,676** | **5.1%** |

Adjusted EBIT as a percentage of sales decreased 1.4% to 5.1% for 2020 compared to 6.5% for 2019 substantially due to the negative impact of the COVID-19 pandemic. Excluding the impact of the COVID-19 pandemic, Adjusted EBIT as a percentage of sales increased primarily due to:

- cost savings and efficiencies realized, including as a result of restructuring actions taken;
- the negative impact of the labour strike at GM during 2019;
- lower launch costs;
- lower spending associated with our former collaboration with Lyft and lower corporate research & development spending, partially offset by higher other electrification and autonomy spending;
- favourable program mix in our Complete Vehicles segment;
- lower commodity costs partially offset by lower scrap steel and aluminum recoveries; and
- a favourable engineering program resolution in 2020 in our Complete Vehicle segment.

These factors were partially offset by:

- lower tooling contribution in 2020 compared to 2019;
- net losses on the sale of assets in 2020 compared to net gains in 2019; and
- higher net warranty costs.

**RETURN ON INVESTED CAPITAL**



Adjusted Return on Invested Capital decreased to 7.9% for 2020 compared to 11.8% for 2019 as a result of a decrease in Adjusted After-tax operating profits partially offset by lower Average Invested Capital. Other expense, net, after tax negatively impacted Return on Invested Capital by 3.2% in 2020, and 1.7% in 2019, respectively.

Average Invested Capital decreased $888 million to $15.84 billion for 2020 compared to $16.73 billion for 2019, primarily due to:

- the impairment of assets recorded in 2020 and 2019;
- a decrease in average non-cash working capital;
- the sale of our investment in Lyft equity in 2019; and
- the sale of our FP&C business during the 2019.

These factors were partially offset by the recognition of operating lease right-of-use assets during 2019 in accordance with the adoption of the accounting standard Accounting Standards Codification 842 — *Leases*.

**RETURN ON EQUITY**



Return on Equity was 7.0% for 2020 compared to 15.5% for 2019. This decrease was due to lower net income attributable to Magna, partially offset by lower average shareholders' equity. Other expense, net, after tax negatively impacted Return on Equity by 4.0% in 2020, and 1.2% in 2019.

## SEGMENT ANALYSIS

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas.

Our business is managed under operating segments which have been determined on the basis of technological opportunities, product similarities, as well as market and operating factors. Our internal financial reporting is aligned with the way our business is managed. Accordingly, we report key internal operating performance measures for Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles for presentation to our chief operating decision maker to use in the assessment of operating performance, allocation of resources, and to help plan our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reportable segments. Adjusted EBIT has been reconciled in the "Non-GAAP Financial Measures Reconciliation" section included in this MD&A.

| | Sales | | | Adjusted EBIT | | |
|---|---|---|---|---|---|---|
| | 2020 | 2019 | Change | 2020 | 2019 | Change |
| Body Exteriors & Structures | $ 13,550 | $ 16,458 | $ (2,908) | $ 817 | $ 1,299 | $ (482) |
| Power & Vision | 9,722 | 11,312 | (1,590) | 495 | 747 | (252) |
| Seating Systems | 4,455 | 5,577 | (1,122) | 107 | 312 | (205) |
| Complete Vehicles | 5,415 | 6,707 | (1,292) | 274 | 144 | 130 |
| Corporate and Other | (495) | (623) | 128 | (17) | 43 | (60) |
| Total reportable segments | $ 32,647 | $ 39,431 | $ (6,784) | $ 1,676 | $ 2,545 | $ (869) |

### BODY EXTERIORS & STRUCTURES

| | 2020 | 2019 | Change | |
|---|---|---|---|---|
| **Sales** | $ 13,550 | $ 16,458 | $ (2,908) | − 18% |
| **Adjusted EBIT** | $ 817 | $ 1,299 | $ (482) | − 37% |
| **Adjusted EBIT as a percentage of sales** | 6.0% | 7.9% | | − 1.9% |



Sales

$16,458 — 18% → $13,550

### Sales – Body Exteriors & Structures

Sales for Body Exteriors & Structures decreased 18% or $2.91 billion to $13.55 billion for 2020 compared to $16.46 billion for 2019, substantially due to an approximate $3.08 billion negative impact of the COVID-19 pandemic. Excluding the impact of the COVID-19 pandemic, sales increased primarily due to:

- the negative impact of the labour strike at GM during 2019; and
- the launch of programs during or subsequent to 2019, including the:
  - Ford Explorer and Lincoln Aviator;
  - GMC Sierra and Chevrolet Silverado; and
  - Ford Bronco Sport.

These factors were partially offset by:

- the end of production of certain programs; and
- net customer price concessions subsequent to 2019.



Adjusted EBIT



Adjusted EBIT as a percentage of sales

**Adjusted EBIT and Adjusted EBIT as a percentage of sales — Body Exteriors & Structures**

Adjusted EBIT for Body Exteriors & Structures decreased $482 million to $817 million for 2020 compared to $1.30 billion for 2019 and Adjusted EBIT as a percentage of sales decreased 1.9% to 6.0% for 2020 compared to 7.9% for 2019. These decreases were substantially as a result of reduced earnings due to lower sales. Excluding the impact of the COVID-19 pandemic, Adjusted EBIT and Adjusted EBIT as a percentage of sales increased primarily due to:

- cost savings and efficiencies realized, including as a result of restructuring actions taken;
- the negative impact of the labour strike at GM during 2019;
- lower launch costs;
- losses during 2019 at plants prior to their closing in 2019;
- lower net warranty costs of $11 million; and
- lower commodity costs partially offset by lower scrap steel and aluminum recoveries;

These factors were partially offset by:

- lower tooling contribution in 2020 compared to 2019; and
- net provisions for customer claims during 2020.

In addition, net customer price concessions subsequent to 2019 had an unfavourable impact on Adjusted EBIT.

**POWER & VISION**

|  | **2020** | 2019 | Change | |
|---|---|---|---|---|
| **Sales** | $ 9,722 | $ 11,312 | $ (1,590) | −14% |
| **Adjusted EBIT** | $ 495 | $ 747 | $ (252) | −34% |
| **Adjusted EBIT as a percentage of sales** | 5.1% | 6.6% | | −1.5% |



Sales

**Sales – Power & Vision**

Sales for Power & Vision decreased 14% or $1.59 billion to $9.72 billion for 2020 compared to $11.31 billion for 2019, substantially due to an approximate $1.75 billion negative impact of the COVID-19 pandemic. Excluding the impact of the COVID-19 pandemic, sales increased due to:

- the launch of programs during or subsequent to 2019, including the:
  - Mercedes-Benz GLB;
  - Renault Captur;
  - BMW 2-Series Gran Coupe;
  - Land Rover Defender;
  - Nissan Juke; and
  - Genesis G80;

- the negative impact of the labour strike at GM during 2019; and
- the net strengthening of foreign currencies against the U.S. dollar, which increased sales by $94 million.

These factors were partially offset by:

- the divestiture of FP&C during 2019, which decreased sales by $361 million;
- the end of production of certain programs; and
- net customer price concessions subsequent to 2019.



Adjusted EBIT



Adjusted EBIT as a percentage of sales

**Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision**

Adjusted EBIT for Power & Vision decreased $252 million to $495 million for 2020 compared to $747 million for 2019 and Adjusted EBIT as a percentage of sales decreased 1.5% to 5.1% for 2020 compared to 6.6% for 2019. These decreases were primarily as a result of reduced earnings due to lower sales. Excluding the impact of the COVID-19 pandemic, Adjusted EBIT and Adjusted EBIT as a percentage of sales increased primarily due to:

- cost savings and efficiencies realized, including as a result of restructuring actions taken;
- the negative impact of the labour strike at GM during 2019;
- lower spending associated with our former collaboration with Lyft, partially offset by higher other electrification and autonomy spending;
- lower commodity costs; and
- a $16 million increase in reported U.S. dollar Adjusted EBIT primarily due to the net strengthening of foreign currencies against the U.S. dollar.

These factors were partially offset by:

- the divestiture of FP&C during 2019;
- higher net warranty costs of $33 million;
- earnings during 2019 at a plant we closed in 2020; and
- lower net favourable commercial items.

In addition, net customer price concessions subsequent to 2019 had an unfavourable impact on Adjusted EBIT.

**SEATING SYSTEMS**

|  | **2020** | 2019 | Change | |
|---|---|---|---|---|
| **Sales** | $ 4,455 | $ 5,577 | $ (1,122) | − 20% |
| **Adjusted EBIT** | $ 107 | $ 312 | $ (205) | − 66% |
| **Adjusted EBIT as a percentage of sales** | 2.4% | 5.6% | | − 3.2% |



Sales

**Sales – Seating Systems**

Sales for Seating Systems decreased 20% or $1.12 billion to $4.46 billion for 2020 compared to $5.58 billion for 2019, substantially due to an approximate $1.15 billion negative impact of the COVID-19 pandemic. Excluding the impact of the COVID-19 pandemic, sales increased primarily due to:

- the launch of programs during or subsequent to 2019, including the:
  - BMW 1-Series;
  - BMW X6;

- BMW 2-Series Gran Coupe;
- Skoda Kamiq; and
- Ford Escape;

- the negative impact of the labour strike at GM during 2019; and
- an acquisition subsequent to 2019 which increased sales by $36 million.

These factors were partially offset by:

- the end of production of certain programs;
- the net weakening of foreign currencies against the U.S. dollar, which decreased sales by $45 million; and
- net customer price concessions subsequent to 2019.





**Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems**

Adjusted EBIT for Seating Systems decreased $205 million to $107 million for 2020 compared to $312 million for 2019 and Adjusted EBIT as a percentage of sales decreased 3.2% to 2.4% for 2020 compared to 5.6% for 2019. These decreases were substantially as a result of reduced earnings due to lower sales. Excluding the impact of the COVID-19 pandemic, Adjusted EBIT and Adjusted EBIT as a percentage of sales increased primarily due to:

- cost savings and efficiencies realized, including as a result of restructuring actions taken;
- productivity and efficiency improvements at an underperforming facility; and
- the negative impact of the labour strike at GM during 2019.

These factors were partially offset by:

- higher pre-operating costs incurred at new facilities;
- lower favourable commercial settlements; and
- a gain on the sale of assets during 2019.

In addition, net customer price concessions subsequent to 2019 had an unfavourable impact on Adjusted EBIT.

**COMPLETE VEHICLES**

| | 2020 | 2019 | Change | |
|---|---|---|---|---|
| **Complete Vehicle Assembly Volumes** *(thousands of units)*(i) | 109.5 | 158.5 | (49.0) | – 31% |
| **Sales** | $ 5,415 | $ 6,707 | $ (1,292) | – 19% |
| **Adjusted EBIT** | $ 274 | $ 144 | $ 130 | +90% |
| **Adjusted EBIT as a percentage of sales** | 5.1% | 2.1% | | +3.0% |

(i) *Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.*





**Sales – Complete Vehicles**

Sales for Complete Vehicles decreased 19% or $1.29 billion to $5.42 billion for 2020 compared to $6.71 billion for 2019 and assembly volumes decreased 31%. The decrease in sales is substantially as a result of the impact of lower assembly volumes during 2020, which includes an approximate $625 million negative impact of the COVID-19 pandemic. These factors were partially offset by a $130 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar and higher engineering sales.



**Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles**

Adjusted EBIT for Complete Vehicles increased $130 million to $274 million for 2020 compared to $144 million for 2019 and Adjusted EBIT as a percentage of sales increased 3.0% to 5.1% for 2020 compared to 2.1% for 2019. These increases were primarily as a result of:

- favourable program mix;
- the benefit of a cost savings initiative;
- earnings on higher engineering sales;
- a favourable engineering program resolution in 2020; and
- restructuring and downsizing costs incurred during 2019.

These factors were partially offset by reduced earnings due to lower assembly volumes during 2020, net of contractual fixed cost recoveries on certain programs.

**CORPORATE AND OTHER**

Adjusted EBIT in Corporate and Other was a loss of $17 million for 2020 compared to income of $43 million in 2019. The $60 million decrease was primarily as a result of:

- a decrease in fees received from our divisions;
- transactional foreign exchange losses in 2020 compared to transactional foreign exchange gains in 2019; and
- a loss on the sale of assets during 2020 compared to a gain on the sale of assets during 2019.

These factors were partially offset by:

- lower corporate research & development spending;
- cost savings and efficiencies realized, including lower short-term and long-term incentive compensation, and reduced discretionary spending; and
- additional costs related to a divestiture that were recorded in 2019.

# FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

**OPERATING ACTIVITIES**

Cash provided from operating activities



| | 2020 | 2019 | Change |
|---|---|---|---|
| Net income | $ 677 | $ 1,632 | |
| Items not involving current cash flows | 2,065 | 1,976 | |
| | 2,742 | 3,608 | $ (866) |
| Changes in operating assets and liabilities | 536 | 352 | 184 |
| Cash provided from operating activities | $ 3,278 | $ 3,960 | $ (682) |

**Cash provided from operating activities**

During 2020, we generated cash from operations of $3.28 billion. The $682 million decrease compared to 2019, is primarily as a result of:

- a $7.45 billion decrease in cash received from customers; and
- lower dividends received from equity method investments of $68 million.

These factors were partially offset by:

- a $5.95 billion decrease in cash paid for material and overhead;
- a $739 million decrease in cash paid for labour; and
- a $154 million decrease in cash paid for taxes.

**Changes in operating assets and liabilities**

The $536 million decrease in operating assets and liabilities that impacted cash provided from operating activities in 2020 was primarily due to:

- a $211 million increase in other accrued liabilities;
- a $159 million increase in production related accounts payable due to higher sales and timing of payments;
- a $128 million decrease in tooling related accounts receivables;
- a $99 million increase in restructuring accruals; and
- a $71 million increase in accounts payable related to capital spending.

These factors were partially offset by a $170 million increase in production and other receivables primarily due to higher sales.

## INVESTING ACTIVITIES



Cash used for investing activities

| | 2020 | 2019 | Change |
|---|---|---|---|
| Fixed asset additions | $ (1,145) | $ (1,441) | |
| Increase in private equity investments | (132) | (10) | |
| Increase in investments, other assets and intangible assets | (331) | (384) | |
| Fixed assets, investments, other assets and intangible assets additions | (1,608) | (1,835) | |
| Acquisitions | 91 | (147) | |
| Proceeds from sale of Lyft | – | 231 | |
| Proceeds from dispositions | 117 | 185 | |
| Proceeds on sale of business | – | 1,132 | |
| Cash used for investing activities | $ (1,400) | $ (434) | $ (966) |

We used cash for investing activities in 2020 and 2019. The change between 2020 and 2019 was primarily due to the proceeds on sale of the FP&C business in 2019.

### Fixed assets, investments, other assets and intangible assets additions

In 2020, we invested $1.15 billion in fixed assets. Where our customers' production programs were being downsized, deferred or cancelled, including in relation to COVID-19, we took equivalent capital expenditure actions. We also reduced discretionary capital spending and certain productivity capital expenditures where the returns on the investment were no longer likely to be achieved within an appropriate timeframe. However, we remain focused on ensuring that capital actions being taken today do not adversely impact the implementation of our long-term strategy.

In addition, we invested: $206 million in other assets related primarily to reimbursable tooling, planning, and engineering costs for programs that launched during 2020 or will be launching subsequent to 2020; $49 million in intangible assets, primarily related to software; and $76 million in equity method investments.

### Proceeds from dispositions

In 2020, we recorded $117 million of proceeds related to normal course fixed and other asset disposals.

## FINANCING ACTIVITIES

| | 2020 | 2019 | Change |
|---|---|---|---|
| Issues of debt | $ 854 | $ 47 | |
| Decrease in short-term borrowings | (31) | (1,124) | |
| Repayments of debt | (140) | (149) | |
| Issue of Common Shares on exercise of stock options | 81 | 44 | |
| Tax withholdings on vesting of equity awards | (13) | (9) | |
| Repurchase of Common Shares | (203) | (1,289) | |
| Contributions to subsidiaries by non-controlling interests | 18 | 4 | |
| Dividends paid to non-controlling interest | (18) | (22) | |
| Dividends paid | (467) | (449) | |
| Cash provided from (used for) financing activities | $ 81 | $ (2,947) | $ 3,028 |

The increase in issues of debt relates primarily to the issuance of $750 million of 2.45% fixed-rate Senior Notes which mature on June 15, 2030.

During 2020 we repurchased 5.1 million Common Shares under normal course issuer bids for aggregate cash consideration of $203 million.

Cash dividends paid per Common Share were $1.60 for 2020, for a total of $467 million compared to cash dividends paid per Common Share of $1.46 for 2019, for a total of $449 million.

## FINANCING RESOURCES

|  | 2020 | 2019 | Change |
|---|---|---|---|
| Liabilities |  |  |  |
| Long-term debt due within one year | $ 129 | $ 106 |  |
| Current portion of operating lease liabilities | 241 | 225 |  |
| Long-term debt | 3,973 | 3,062 |  |
| Operating lease liabilities | 1,656 | 1,601 |  |
|  | 5,999 | 4,994 | $ 1,005 |
| Non-controlling interests | 350 | 300 | 50 |
| Shareholders' equity | 11,370 | 10,831 | 539 |
| Total capitalization | $ 17,719 | $ 16,125 | $ 1,594 |

Total capitalization increased by $1.59 billion to $17.72 billion as at December 31, 2020 compared to $16.13 billion at December 31, 2019, primarily as a result of a $1.0 billion increase in financial liabilities, a $50 million increase in non-controlling interest, and a $539 million increase in shareholder's equity.

The increase in financial liabilities during 2020 was primarily as a result of the issuance of $750 million of 2.45% fixed-rate Senior Notes which mature on June 15, 2030.

The increase in non-controlling interest during 2020 was primarily as a result of the consolidation of GJT which resulted in an addition $122 million of non-controlling interest partially offset by an $80 million loss attributable to non-controlling interests in 2020, substantially due to the impairment of GJT.

The increase in shareholder's equity in 2020 was primarily as a result of:
- $757 million of net income attributable to Magna earned in 2020;
- $348 million net unrealized gain on translation of our net investment in foreign operations whose functional currency is not U.S. dollars; and
- $81 million of stock options exercised.

These factors were partially offset by:
- $467 million of dividends paid; and
- $203 million related to the repurchase of 5.1 million Common Shares.

## CASH RESOURCES

In 2020, our cash resources, including restricted cash equivalents, increased by $1.98 billion to $3.4 billion, primarily as a result of cash provided from operating and financing activities, partially offset by cash used for investing activities, as discussed above. In addition to our cash resources at December 31, 2020, we had term and operating lines of credit totaling $3.8 billion, of which $3.5 billion was unused and available. On April 13, 2020, we amended our 364-day syndicated revolving credit facility, which included an increase to the size of the facility from U.S. $300 million to U.S. $1.0 billion and an extension of the maturity date from June 22, 2020 to April 12, 2021. On December 11, 2020, we amended this facility, decreasing the size of the facility from U.S. $1.0 billion to U.S. $750 million and extending the maturity date to December 10, 2021. The facility can be drawn in U.S. dollars or Canadian dollars. As of December 31, 2020, we had not borrowed any funds under this credit facility.

## MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at March 4, 2021 were exercised:

|  |  |
|---|---|
| Common Shares | 301,877,555 |
| Stock options[(i)] | 6,968,787 |
|  | 308,846,342 |

(i) *Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.*

## CONTRACTUAL OBLIGATIONS

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.

At December 31, 2020, we had contractual obligations requiring annual payments as follows:

|  | 2021 | 2022-2023 | 2024-2025 | Thereafter | Total |
|---|---|---|---|---|---|
| Operating leases | $ 310 | $ 544 | $ 432 | $ 1,093 | $ 2,379 |
| Long-term debt | 129 | 1,087 | 1,407 | 1,479 | 4,102 |
| Unconditional purchase obligations: |  |  |  |  |  |
| Materials and services | 2,369 | 849 | 998 | 275 | 4,491 |
| Capital | 1,000 | 191 | 68 | 24 | 1,283 |
| Total contractual obligations | $ 3,808 | $ 2,671 | $ 2,905 | $ 2,871 | $ 12,255 |

Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $722 million at December 31, 2020. These obligations are as follows:

|  | Pension Liability | Retirement Liability | Termination and Long Service Arrangements | Total |
|---|---|---|---|---|
| Projected benefit obligation | $ 731 | $ 30 | $ 478 | $ 1,239 |
| Less plan assets | (517) | – | – | (517) |
| Unfunded amount | $ 214 | $ 30 | $ 478 | $ 722 |

### Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in U.S. dollars and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. Our North American operations use labour and materials which are paid for in U.S. dollars, Canadian dollars, Mexican pesos and euros. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. Our European operations' material, equipment and labour are paid for principally in euros, British pounds, U.S. dollars, Czech korunas, Polish zlotys, Hungarian forint and Russian ruble.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price or material purchases have been quoted in foreign currencies and for labour in countries where their local currency is not their functional currency. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro, Chinese renminbi and Mexican peso, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

# NON-GAAP FINANCIAL MEASURES RECONCILIATION

## ADJUSTED EBIT

Adjusted EBIT is discussed in the "Segment Analysis" section. The following table reconciles net income to Adjusted EBIT:

|  | 2020 | 2019 |
|---|---|---|
| Net Income | $ 677 | $ 1,632 |
| Add: |  |  |
|   Interest Expense, net | 86 | 82 |
|   Other Expense, net | 584 | 240 |
|   Income Taxes | 329 | 591 |
| Adjusted EBIT | $ 1,676 | $ 2,545 |

## ADJUSTED EBIT AS A PERCENTAGE OF SALES

Adjusted EBIT as a percentage of sales is discussed in the "Non-GAAP Performance Measures" section and is calculated in the table below:

|  | 2020 | 2019 |
|---|---|---|
| Sales | $ 32,647 | $ 39,431 |
| Adjusted EBIT | $ 1,676 | $ 2,545 |
| Adjusted EBIT as a percentage of sales | 5.1% | 6.5% |

## ADJUSTED DILUTED EARNINGS PER SHARE

Adjusted diluted earnings per share is discussed in the "Earnings per Share" section. The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

|  | 2020 | 2019 |
|---|---|---|
| Net income attributable to Magna International Inc. | $ 757 | $ 1,765 |
| Add: |  |  |
|   Other Expense, net | 584 | 240 |
|   Tax effect on Other Expense, net | (80) | 33 |
|   Loss attributable to non-controlling interests related to Other Expense, net | (75) | (127) |
| Adjusted net income attributable to Magna International Inc. | 1,186 | 1,911 |
| Diluted weighted average number of Common Shares outstanding during the period (millions) | 300.4 | 315.8 |
| Adjusted diluted earnings per share | $ 3.95 | $ 6.05 |

## RETURN ON INVESTED CAPITAL AND ADJUSTED RETURN ON INVESTED CAPITAL

Return on Invested Capital and Adjusted Return on Invested Capital are discussed in the "Non-GAAP Performance Measures" section. Return on Invested Capital is calculated as After-tax operating profits divided by Average Invested Capital (Invested Capital is averaged on a five-fiscal quarter basis) for the period. Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital (Invested Capital is averaged on a five-fiscal quarter basis) for the period.

After-tax operating profits and Adjusted After-tax operating profits are calculated in the table below:

|  | 2020 | 2019 |
|---|---|---|
| Net Income | $ 677 | $ 1,632 |
| Add: | | |
| Interest Expense, net | 86 | 82 |
| Income taxes on Interest Expense, net at Magna's effective income tax rate: | (20) | (18) |
| After-tax operating profits | 743 | 1,696 |
| Other Expense, net | 584 | 240 |
| Tax effect on Other Expense, net | (80) | 33 |
| Adjusted After-tax operating profits | $ 1,247 | $ 1,969 |

Invested Capital is calculated in the table below:

|  | 2020 | 2019 |
|---|---|---|
| Total Assets | $ 28,605 | $ 25,790 |
| Excluding: | | |
| Cash and cash equivalents | (3,268) | (1,276) |
| Deferred tax assets | (372) | (308) |
| Less Current Liabilities | (9,743) | (8,529) |
| Excluding: | | |
| Long-term debt due within one year | 129 | 106 |
| Current portion of operating lease liabilities | 241 | 225 |
| Invested Capital | $ 15,592 | $ 16,008 |

Return on Invested Capital is calculated in the table below:

|  | 2020 | 2019 |
|---|---|---|
| After-tax operating profits | $ 743 | $ 1,696 |
| Average Invested Capital | $ 15,844 | $ 16,732 |
| Return on Invested Capital | 4.7% | 10.1% |

Adjusted Return on Invested Capital is calculated in the table below:

|  | 2020 | 2019 |
|---|---|---|
| Adjusted After-tax operating profits | $ 1,247 | $ 1,969 |
| Average Invested Capital | $ 15,844 | $ 16,732 |
| Adjusted Return on Invested Capital | 7.9% | 11.8% |

## RETURN ON EQUITY

Return on Equity is discussed in the "Non-GAAP Performance Measures" section and is calculated in the table below:

|  | 2020 | 2019 |
|---|---|---|
| Net income attributable to Magna International Inc. | $ 757 | $ 1,765 |
| Average Shareholders' Equity | $ 10,751 | $ 11,412 |
| Return on Equity | 7.0% | 15.5% |

# SUBSEQUENT EVENTS

**NORMAL COURSE ISSUER BID**

Subsequent to December 31, 2020, we purchased 350,000 Common Shares for cancellation and 138,027 Common Shares to satisfy stock-based compensation awards each under our existing normal course issuer bid for cash consideration of $42 million.

# SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are more fully described in Note 1, "Significant Accounting Policies", to the consolidated financial statements included in this Report. The preparation of the audited consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities, as of the date of the consolidated financial statements. These estimates and assumptions are based on our historical experience, and various other assumptions we believe to be reasonable in the circumstances. Since these estimates and assumptions are subject to an inherent degree of uncertainty, actual results in these areas may differ significantly from our estimates.

We believe the following critical accounting policies and estimates affect the more subjective or complex judgements and estimates used in the preparation of our consolidated financial statements and accompanying notes. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

**IMPAIRMENT ASSESSMENTS – EQUITY METHOD INVESTMENTS, GOODWILL AND OTHER LONG-LIVED ASSET**

As of December 31, 2020, we had equity method investments of $677 million. We monitor our investments for indicators of other-than-temporary declines in value on an ongoing basis in accordance with U.S. GAAP. If we determine that an other-than-temporary decline in value has occurred, we recognize an impairment loss, which is measured as the difference between the book value and the fair value of the investment.

During the third quarter of 2020, we concluded that indicators of potential impairment were present related to our equity accounted investment in GJT and recorded a $337 million non-cash impairment charge. The impairment was measured under an income approach, utilizing discounted cash flows to derive the fair value of our investments. The inputs utilized in the analyses were classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement" and primarily consist of expected revenues and costs, estimated production volumes, future growth rates and appropriate discount rates (based on weighted average cost of capital). In the fourth quarter of 2020, we signed an agreement with Ford to acquire GFT's interest in GJT. The transaction price that was negotiated with Ford for GJT was determined to be reflective of the investment's fair value and was consistent with the value determined using the income approach. Refer to Note 2, "Other expense, net" of the notes to the consolidated financial statements for additional information.

We review goodwill at the reporting unit level for impairment in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. If a reporting unit's carrying amount exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using the estimated discounted future cash flows of the reporting unit.

In addition to our review of goodwill, we evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include the bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, significant volume decrease in, or delay in the implementation of, any significant production contract. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment may be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the reported value of the asset.

We believe that accounting estimates related to equity method investments, goodwill and long-lived asset impairment assessments are "critical accounting estimates" because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program pricing and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet.

**WARRANTY**

We record product warranty costs, which include product liability and recall costs. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle assembly, powertrain systems, and electronics contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company's warranty experience.

Product liability and recall provisions are established based on our best estimate of the amounts necessary to settle existing claims, which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer's administrative costs relating to the recall. In making this estimate, judgement is also required as to the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier. Where applicable, insurance recoveries related to such provisions are also recorded.

Due to the uncertain nature of the net costs, actual product liability costs could be materially different from our best estimates of future costs.

**INCOME TAXES**

The determination of our tax liabilities involves dealing with uncertainties in the application of complex tax laws. Significant judgement and estimates are required in determining our provision for income taxes, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

At December 31, 2020, we had gross unrecognized tax benefits of $182 million excluding interest and penalties, of which $165 million, if recognized, would affect our effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect our effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets.

Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences between financial statement carrying value of existing assets and liabilities and their respective tax bases and tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Accounting standards require that we assess whether valuation allowances should be established or maintained against our deferred income tax assets, based on consideration of all available evidence, using a "more-likely-than-not" standard. The factors used to assess the likelihood of realization are: history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets. On a quarterly basis, we evaluate the realizability of deferred tax assets by assessing our valuation allowances and by adjusting the amount of such allowances as necessary. We use tax planning strategies to realize deferred tax assets in order to avoid the potential loss of these tax benefits. Changes in our estimates, due to unforeseen events or otherwise, could have a material impact on our financial condition and results of operations. Refer to Note 12, "Income Taxes" of the notes to the consolidated financial statements for additional information.

**EMPLOYEE FUTURE BENEFIT PLANS**

The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post-retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore impact the recognized expense in future periods. Significant changes in assumptions or significant plan amendments could materially affect our future employee benefit obligations and future expense.

At December 31, 2020, we had past service costs and actuarial experience losses of $258 million included in accumulated other comprehensive income that will be amortized to future employee benefit expense over the expected average remaining service life of employees or over the expected average life expectancy of retired employees, depending on the status of the plan.

## COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to Note 22, "Contingencies" of our audited consolidated financial statements for the year ended December 31, 2020, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to "Item 5. Risk Factors" in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2020.

## CONTROLS AND PROCEDURES

**DISCLOSURE CONTROLS AND PROCEDURES**

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended [the "Exchange Act"]), are designed to ensure that material information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and that such information is accumulated and communicated to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to enable them to make timely decisions regarding required disclosure of such information. We have conducted an evaluation of our disclosure controls and procedures as of December 31, 2020, under the supervision, and with the participation of our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission ["SEC"]) are effective as of December 31, 2020.

**MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING**

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with U.S. GAAP. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management used the Committee of Sponsoring Organizations of the Treadway Commission ["COSO"] Internal Control-Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have assessed the effectiveness of our internal control over financial reporting and concluded that, as at December 31, 2020, such internal control over financial reporting is effective. The Company's internal control over financial reporting as of December 31, 2020, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm who also audited the Company's consolidated financial statements for the year ended December 31, 2020. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting. This report precedes our audited consolidated financial statements for the year ended December 31, 2020.

**CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING**

There have been no changes in our internal controls over financial reporting that occurred during 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

# RISK FACTORS

Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to risks and uncertainties. The following are the more significant of such risks:

**RISKS RELATED TO THE AUTOMOTIVE INDUSTRY**

- **Economic Cyclicality:**   The global automotive industry is cyclical, with the potential for regional differences in timing of expansion and contraction of economic cycles. A worsening of economic, political, or other conditions in North America, Europe or China, including as a result of COVID-19 may result in lower consumer confidence, which typically translates into lower vehicle sales and production levels. A significant decline in vehicle production volumes from current levels could have a material adverse effect on our profitability and financial condition.

- **Regional Volumes Declines:**   North America, Europe and China are key automotive producing regions for us, and our operating results are primarily dependent on car and light truck production by our customers in these regions. A significant or sustained decline in vehicle production volumes in any or all of these geographic regions could have a material adverse effect on our operations, sales and profitability.

- **Intense Competition:**   The automotive supply industry is highly competitive and becoming more so. Some of our competitors have higher or more rapidly growing market share than we do in certain product or geographic markets. Additionally, a number of established electronics and semiconductor companies have entered or expanded their presence in the automotive industry, while disruptive technology innovators have been introducing novel product and service solutions which traditional automotive suppliers may not be able to match. Failure to successfully compete with existing or new competitors, including failure to grow our electronics or electric vehicle content, could affect our ability to fully implement our business strategy.

- **Trade Agreements:**   The global growth of the automotive industry has been aided by the free movement of goods, services, people and capital through bilateral and regional trade agreements, particularly in North America and Europe. Introduction of measures which impede free trade could have a material adverse effect on our operations and profitability.

- **Trade Disputes/Tariffs:**   International trade disputes could, among other things, reduce demand for and production of vehicles, disrupt global supply chains, distort commodity pricing, impair the ability of automotive suppliers and vehicle manufacturers to make efficient long-term investment decisions, create volatility in relative foreign exchange rates, and contribute to stock market volatility. The imposition of tariffs and/or escalation of trade disputes which interfere with automotive supply chains could have an adverse effect on our operations and profitability.

**CUSTOMER AND SUPPLIER RELATED RISKS**

- **Customer Concentration:**   Although we supply parts to all of the leading OEMs, a significant majority of our sales are to six customers: General Motors, BMW, Daimler, Ford, Fiat Chrysler and Volkswagen. In light of the amount of business we currently have with these six customers, our opportunities for incremental growth with them in North America, Europe and China may be limited. While we continue to diversify our business, there is no assurance we will be successful. Shifts in market share away from our top customers could have a material adverse effect on our profitability.

- **Emergence of Potentially Disruptive Electric Vehicle (EV) OEMs:**   With the accelerating trend toward vehicle electrification, a number of potentially disruptive, EV-focused OEMs have emerged, particularly in China. It is too early to predict which of these emergent EV-focused OEMs will succeed in the long-term, whether independently or through cooperative relationships with each other or with any of our traditional OEM customers. Vehicle electrification is an important component of our strategy, including through development and supply of electric drive systems, as well as complete vehicle engineering and contract vehicle assembly. While we are developing business relationships with many of the emergent EV-focused OEMs, we do not have relations with all, nor are such relationships as well established as those with our traditional customers. The failure to grow our sales to emergent OEMs which achieve significant commercial success could adversely impact our long-term strategy. At the same time, conducting business with recently established OEMs poses risks and challenges, including due to their limited resources and operating history, as well as uncertainties regarding consumer/market acceptance of their vehicles. It remains too early to determine whether our commercial experience with such emergent EV-focused OEMs will be similar to our experience with established OEMs.

- **Customer Consolidation and Cooperation:**   There have been a number of examples of OEM consolidation in recent years, including the recently completed merger of PSA and Fiat Chrysler to form Stellantis. Additionally, competing OEMs are increasingly cooperating and collaborating in different ways to save costs, including through joint purchasing activities, platform sharing, powertrain sharing, joint R&D and regional joint ventures. While OEM consolidation and cooperation may present opportunities, they also present a risk that we could lose future business or experience even greater pricing pressure on certain production programs, either of which could have an adverse effect on our profitability.

- **Market Shifts:**   While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares away from vehicles on which we have significant content, as well as vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our profitability.

- **Consumer Take Rate Shifts:**   Shifts in consumer preferences may impact "take rates" for certain types of products we sell. Examples of such products include: manual and dual-clutch transmissions; all-wheel drive systems; power liftgates; active aerodynamics systems; advanced driver assistance systems; and complete vehicles with certain option packages or option choices. Where shifts in consumer preferences result in higher "take rates" for products that we do not sell or for products we sell at a lower margin, our profitability may be adversely affected.

## MANUFACTURING / OPERATIONAL RISKS

- **Product Launch:** The launch of production is a complex process, the success of which depends on a wide range of factors, including: the timing of design changes by our customers relative to start of production; production readiness of our and our suppliers' manufacturing facilities; robustness of manufacturing processes; launch volumes; quality and production readiness of tooling and equipment; employees; and initial product quality. Our failure to successfully launch material new or takeover business could have a material adverse effect on our profitability and reputation.

- **Operational Underperformance:** From time to time, we may have operating divisions which are not performing at expected levels of profitability. The size and complexity of automotive manufacturing operations often makes it difficult to achieve a quick turnaround of underperforming divisions. Significant underperformance of one or more operating divisions could have a material adverse effect on our profitability and operations.

- **Restructuring Costs:** We may sell some product lines and/or downsize, close or sell some of our operating divisions. By taking such actions, we may incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our profitability.

- **Impairments:** We have recorded significant impairment charges related to equity interests in joint ventures, goodwill and long-lived assets in the past, and may do so again in the future. The early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment, as may the technological obsolescence of any of our products or production assets or volumes that are lower than previously expected. In conducting our impairment analysis, we make forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes. To the extent such forward-looking assumptions are not met, any resulting impairment loss could have a material adverse effect on our profitability.

- **COVID-19 Shutdowns:** We temporarily suspended production at our facilities at different times during 2020, as a result of mandatory stay-at-home orders imposed to combat the COVID-19 pandemic in the countries in which we operate. We continue to closely monitor COVID-19 infection rates and related government actions in response. There is a continuing risk of further production suspensions due to COVID-19, which could cause us to incur significant, unrecoverable costs, including those related to: elevated employee absenteeism or overtime; premium freight costs incurred to avoid shutting-down OEM customers' production lines; and higher costs incurred where we have to re-source supply of components or materials from our suppliers. Prolonged production disruptions affecting our manufacturing facilities could have a material adverse effect on our operations and profitability.

- **Supply Disruptions:** Events which prevent us from supplying products to our customers could result in a range of potential adverse consequences, including: elevated, unrecoverable costs such as those for premium freight or re-sourcing of supply; penalties or business interruption claims by our customers; loss of future business; and reputational damage. As a result of COVID-related shutdowns of automotive manufacturing facilities in 2020, and decisions by semiconductor chip manufacturers to allocate production capacity to meet non-automotive demand for their products, the global automotive industry is currently experiencing shortages of semiconductors. The semiconductor chip shortage is negatively impacting vehicle production as OEMs: temporarily shut-down production lines and/or plants; engage in start/stop production patterns; reduce, delay or defer production plans; and/or allocate available semiconductor chips to their most critical vehicle programs. While semiconductor chip manufacturers, OEMs and even government representatives of significant auto-producing countries are working to alleviate the semiconductor chip shortage, we cannot yet determine the duration or full impact of the shortage. OEMs and Tier 1 automotive suppliers could also experience supply disruptions or constraints on other critical manufacturing inputs, such as the current constraint on certain types of steel needed for automotive manufacturing. The impacts of prolonged supply disruptions or constraints could have a material adverse effect on our operations and profitability.

- **Skilled Labour Attraction/Retention:** Our business is based on successfully attracting, training and developing employees at all levels of the company from "shop-floor" to executive management. The markets for highly skilled workers, as well as talented professionals and leaders in our industry are extremely competitive, particularly in the major global automotive and technology centres in which many of our operations and offices are located. The inability to meet our needs for skilled workers and talented professionals and leaders, whether through recruitment or internal training and development activities could impact our ability to profitably conduct business and/or effectively implement our strategy. Additionally, effective succession planning programs and practices are a critical element of our overall talent management strategy. We experienced a significant number of planned retirements in the last few years, and may experience similar waves in future years. We maintain a leadership development and succession program that has facilitated seamless leadership transitions to date. However, the failure to ensure effective knowledge transfers and seamless leadership transitions involving key professionals and leaders could also impact our ability to profitability conduct business and/or effectively implement our strategy.

## IT SECURITY / CYBERSECURITY RISKS

- **IT/Cybersecurity Breach:** Although we have established and continue to enhance security controls intended to protect our IT systems and infrastructure, there is no guarantee that such security measures will be effective in preventing unauthorized physical access or cyber-attacks. A significant breach of our IT systems could: result in theft of funds; cause disruptions in our manufacturing operations; lead to the loss, destruction or inappropriate use of sensitive data; or result in theft of our, our customers' or our suppliers' intellectual property or confidential information. The occurrence of any of the foregoing could adversely affect our operations and/or reputation, and could lead to claims against us that could have a material adverse effect on our profitability.

- **Product Cybersecurity:** The risk of vehicle cyber attacks has risen with the proliferation of technology designed to connect vehicles to external networks. Although vehicle and systems-level cybersecurity controls and protections are typically managed and/or specified by our OEM customers, we cannot provide assurance that such controls and protections will be effective in preventing cyber intrusion through one of our products. Furthermore, an OEM customer may still seek to hold us financially responsible, even where the OEM specified the cybersecurity controls and protections. Any such cyber intrusion could cause reputational damage and lead to claims against us that have an adverse effect on our profitability.

## PRICING RISKS

- **Quote/Pricing Assumptions:** The time between award of new production business and start of production typically ranges between two and four years. Since product pricing is typically determined at the time of award, we are subject to significant pricing risk due to changes in input costs and quote assumptions between the time of award and start of production. The inability to quote effectively, or the occurrence of a material change in input cost or other quote assumptions between program award and production, could have an adverse effect on our profitability.

- **Customer Pricing Pressure:** We face ongoing pricing pressure from OEMs, including through: quoting pre-requirements; long-term supply agreements with mutually agreed price reductions over the life of the agreement; non-contractual annual price concession demands; pressure to absorb costs related to product design, engineering and tooling, and/or amortize such costs through the piece price for the product; and OEM refusal to fully offset inflationary price increases. OEMs possess significant leverage over their suppliers due to their purchasing power and the highly competitive nature of the automotive supply industry. As a result of the broad portfolio of parts we supply to our six largest OEM customers, such customers may be able to exert greater leverage over us as compared to our competitors. We attempt to offset price concessions and costs in a number of ways, including through negotiations with our customers, improved operating efficiencies and cost reduction efforts. Our inability to fully offset price concessions, absorb design, engineering and tooling costs, and/or fully recover such costs over the life of production, could have a material adverse effect on our profitability.

- **Commodity Price Volatility:** Prices for certain key raw materials and commodities used in our parts, including steel, aluminum and resin, can be volatile. To the extent we are unable to offset commodity price increases by: passing such increases to our customers, engineering products with reduced commodity content, implementing hedging strategies, or otherwise, such additional commodity costs could have an adverse effect on our profitability.

- **Scrap Steel/Aluminum Price Volatility:** Some of our manufacturing facilities generate a significant amount of scrap steel or scrap aluminum in their manufacturing processes, but recover some of the value through the sale of such scrap. Scrap steel and scrap aluminum prices can also be volatile and don't necessarily move in the same direction as steel or aluminum prices. Declines in scrap steel/aluminum prices from time to time could have an adverse effect on our profitability.

## WARRANTY / RECALL RISKS

- **Repair/Replacement Costs:** We are responsible for repair and replacement costs of defective products we supply to our customers. Certain of our products, such as transmissions, typically have a higher unit and labour cost in the event of replacement. Other products, such as side door latches, are supplied in multiples of two or four for a single vehicle, which could result in significant cost in the event all need to be replaced. Our OEM customers and/or government regulators have the ability to initiate recalls of safety products, which will also place us at risk for the administrative costs of the recall, even in situations where we dispute the need for a recall or the responsibility for any alleged defect. The obligation to repair or replace defective products could have a material adverse effect on our operations and profitability. To the extent such obligation arises as a result of a product recall, we may face reputational damage, and the combination of administrative and product replacement costs could have a material adverse effect on our profitability.

- **Warranty Provisions:** Warranty provisions for our products are based on our estimate of the amounts necessary to settle existing or probable claims related to product defects. In addition, warranty provisions for our powertrain systems, electronics and complete vehicle programs are also established on the basis of our or our customers' warranty experience with the applicable type of product and, in some cases, the terms in the applicable customer agreements. Actual warranty experience which results in costs that exceed our warranty provisions, could have a material adverse effect on our profitability.

- **Product Liability:** We cannot guarantee that the design, engineering, testing, validation and manufacturing measures we employ to ensure high-quality products will be completely effective, particularly as electronic content and product complexity increases. In the event that our products fail to perform as expected and such failure results in, or is alleged to result in, bodily injury and/or property damage or other losses, product liability claims may be brought against us. The defense of product liability claims, particularly class action claims in North America, may be costly and judgements against us could impair our reputation and have a material adverse effect on our profitability.

## ACQUISITION RISKS

- **Inherent Merger and Acquisition Risks:** Acquisitions are subject to a range of inherent risks, including the assumption of incremental regulatory/compliance, pricing, supply chain, commodities, labour relations, litigation, environmental, pensions, warranty, recall, IT, tax or other risks. While the conduct of due diligence on an acquisition target is intended to mitigate such risks, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of: limited access to information; time constraints for conducting due diligence; inability to access target company facilities and/or personnel; or other limitations in the due diligence process. Additionally, we may identify risks and liabilities that we are not able to sufficiently mitigate through appropriate contractual or other protections. The realization of any such risks could have a material adverse effect on our profitability.

## OTHER BUSINESS RISKS

- **Joint Ventures:** We conduct certain of our operations through joint ventures under contractual arrangements under which we share management responsibilities with one or more partners. Joint venture operations carry a range of risks, including those relating to: failure of our joint venture partner(s) to satisfy contractual obligations; potential conflicts between us and our joint venture partner(s); strategic objectives of joint venture partners that may differ from our own; potential delays in decision-making; a limited ability to implement some or all of our policies, practices and controls, or to control legal and regulatory compliance, within the joint venture(s); and other risks inherent to non-wholly-owned operations. The likelihood of such occurrences and their potential effect on us vary depending on the joint venture arrangement, however, the occurrence of any such risks could have an adverse effect on our operations, profitability and reputation.

- **Technology and Innovation:** While we continue to invest in technology and innovation which we believe will be critical to our long-term growth, the automotive industry is experiencing rapid technological change and significant disruption. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. If we are unsuccessful or are less successful than our competitors in consistently developing innovative products and/or processes, we may be placed at a competitive disadvantage and may not be able to recover some or all of our investments and costs, which could have a material adverse effect on our profitability and financial condition and ability to fully implement our business strategy.

- **Investments in Technology Companies:** In addition to our development activities, we have invested in various technology companies and funds that invest in such companies. Such investments are an important element of our long-term strategy and we may make further investments in such companies. Investing in such companies involves a high degree of risk, including the potential loss of some or all of our investment value. In addition, there is currently no public market for the shares of some of these investments, and we may be unable to monetize certain of our investments in the future. The realization of such investment-related risks could have an adverse effect on our profitability and financial condition.

- **Evolving Business Risk Profile:** The risk profile of our business continues to evolve with the increasing importance to us of product areas such as electrified powertrains, ADAS and electronics. As our business evolves, we may face new or heightened risks, including: forecasting and planning risks related to penetration rates of electric vehicles, as well as take-rates for ADAS systems or features offered to consumers as optional items; reduction in demand for certain products which are unique to internal combustion engine vehicles; challenges in quoting for profitable returns on products with leading-edge technologies for which we may not have significant quoting experience; rigorous testing and validation requirements from OEM customers for complex new products; increased warranty and recall risks on new products and leading-edge technologies; increased product liability risks; heightened risk of technological obsolescence of some of our products, processes and/or assets; and difficulties in attracting or retaining employees with critical skills in high-demand areas. Realization of one or more such risks could have a material adverse effect on our operations, profitability or financial condition.

- **Risks of Doing Business in Foreign Markets:** The establishment of manufacturing operations in new markets carries a number of potential risks, including those relating to: political, civil and economic instability and uncertainty; corruption risks; high inflation and our ability to recover inflation-related cost increases; trade, customs and tax risks; expropriation risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; competition to attract and retain qualified employees; and other risks associated with conducting business internationally. Expansion of our business in non-traditional markets is an important element of our long-term strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, profitability and financial condition.

- **Relative Foreign Exchange Rates:** Our profitability is affected by movements of our U.S. dollar reporting currency against the Canadian dollar, the euro, the Chinese renminbi and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or Chinese renminbi, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

- **Financial Flexibility:** The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of conditions or a prolonged recession could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

- **Credit Ratings Changes:** There is no assurance that any credit rating currently assigned to us will remain in effect for any period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future. A downgrade in the credit ratings assigned to us by one or more agencies could increase our cost of borrowing or impact our ability to negotiate loans, which could have an adverse effect on our profitability, financial condition and the trading price of our Common Shares.

## LEGAL, REGULATORY AND OTHER RISKS

- **Legal and Regulatory Proceedings:** From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. Depending on the nature or duration of any potential proceedings or claims, we may incur substantial costs and expenses, be required to devote significant management time and resources to the matters, and suffer reputational damage as a result of regulatory proceedings. On an ongoing basis, we attempt to assess the likelihood of any adverse judgements or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements and/or our MD&A, we do not believe that any of the proceedings or claims to which we are currently a party will have a material adverse effect on our profitability; however, we cannot provide any assurance to this effect.

- **Changes in Laws:** A significant change in the current regulatory environment in our principal markets, including changes in tax and other laws which impose additional costs on automotive manufacturers or consumers, could have an adverse effect on our profitability.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Magna International Inc.

## Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Magna International Inc. and subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2021, expressed an unqualified opinion on the Company's internal control over financial reporting.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

### *Equity Method Investments – Refer to Notes 1 and 2 to the Financial Statements*

#### *Critical Audit Matter Description*

The Company monitors its equity method investments for indicators of other-than-temporary declines in value on an ongoing basis and determined that indicators of impairment were present related to its investment in Getrag (Jiangxi) Transmission Co., Ltd ("the investment" or "GJT"). The Company undertook an impairment analysis to determine the fair value of its investment in GJT and determined that an other-than-temporary decline had occurred and recognized an impairment loss. In determining the fair value of the investment, the Company considered the transaction price of GJT that was negotiated with Ford Motor Company ("Ford") as part of the reorganization of the Company's Getrag Ford Transmissions joint venture to be reflective of the investment's fair value.

There was significant judgment made in the determination that the negotiated price with the Company's joint venture partner was representative of the investment's fair value in accordance with Accounting Standards Codification Topic 820 Fair Value Measurement. Performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to the determination of fair value through an observable market transaction required a high degree of auditor judgment and an increased extent of audit effort.

#### *How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the determination of the fair value through an observable market transaction, in order to determine the impairment loss to be recognized, included the following, among others:

- Evaluated the effectiveness of controls over management's impairment evaluation of the investment, including those over the determination of the investment's fair value and related accounting considerations. This included controls related to management's evaluation over the existence of an other-than-temporary impairment, as well as the evaluation over the use of an observable market transaction to assess the fair value of the entity.
- Evaluated the basis for management's determination that the transaction price was reflective of the investment's fair value.

- Evaluated the reasonableness of management's assessment that the loss in value was other-than-temporary, including the likelihood that fair value of the investment will not be recovered in the near term. The evaluation of the reasonableness of management's assessment related to the likelihood of recovery in the near term included consideration of whether the factors in the assessment were consistent with the current and past performance of the investee and external market and industry data.

*Deloitte LLP*

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 4, 2021

We have served as the Company's auditor since 2014.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Magna International Inc.

## Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Magna International Inc. and subsidiaries (the "Company") as of December 31, 2020, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020 of the Company and our report dated March 4, 2021, expressed an unqualified opinion on those financial statements.

## Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

## Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

*Deloitte LLP*

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 4, 2021

**CONSOLIDATED STATEMENTS OF INCOME**

[U.S. dollars in millions, except per share figures]

| Years ended December 31, | Note | 2020 | 2019 |
|---|---|---|---|
| **Sales** | | $ 32,647 | $ 39,431 |
| **Costs and expenses** | | | |
| Cost of goods sold | | 28,207 | 34,022 |
| Depreciation and amortization | | 1,366 | 1,345 |
| Selling, general and administrative | | 1,587 | 1,697 |
| Interest expense, net | 15 | 86 | 82 |
| Equity income | | (189) | (178) |
| Other expense, net | 2 | 584 | 240 |
| Income from operations before income taxes | | 1,006 | 2,223 |
| Income taxes | 10 | 329 | 591 |
| **Net income** | | 677 | 1,632 |
| Loss attributable to non-controlling interests | 2 | 80 | 133 |
| **Net income attributable to Magna International Inc**. | | $      757 | $   1,765 |
| | | | |
| Earnings per Common Share: | 3 | | |
| Basic | | $      2.52 | $      5.61 |
| Diluted | | $      2.52 | $      5.59 |
| | | | |
| Weighted average number of Common Shares outstanding during the year [in millions]: | 3 | | |
| Basic | | 299.7 | 314.7 |
| Diluted | | 300.4 | 315.8 |

*See accompanying notes*

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[U.S. dollars in millions]

| Years ended December 31, | Note | 2020 | 2019 |
|---|---|---|---|
| Net income | | $  677 | $ 1,632 |
| Other comprehensive income, net of tax: | 20 | | |
|    Net unrealized gain (loss) on translation of net investment in foreign operations | | 356 | (25) |
|    Net unrealized (loss) gain on cash flow hedges | | (34) | 102 |
|    Reclassification of net loss on cash flow hedges to net income | | 38 | 4 |
|    Reclassification of net loss on pensions to net income | | 8 | 8 |
|    Pension and post-retirement benefits | | (11) | (47) |
| **Other comprehensive income** | | 357 | 42 |
| **Comprehensive income** | | 1,034 | 1,674 |
| Comprehensive loss attributable to non-controlling interests | | 72 | 140 |
| **Comprehensive income attributable to Magna International Inc**. | | $ 1,106 | $ 1,814 |

*See accompanying notes*

# MAGNA INTERNATIONAL INC.
## CONSOLIDATED BALANCE SHEETS

[U.S. dollars in millions, except shares issued]

| As at December 31, | Note | 2020 | 2019 |
|---|---|---|---|
| **ASSETS** | | | |
| **Current assets** | | | |
| Cash and cash equivalents | 4 | $ 3,268 | $ 1,276 |
| Accounts receivable | | 6,394 | 5,927 |
| Inventories | 6 | 3,444 | 3,304 |
| Prepaid expenses and other | 4, 15 | 260 | 238 |
| | | **13,366** | 10,745 |
| Investments | 7 | 947 | 1,210 |
| Fixed assets, net | 8 | 8,475 | 8,260 |
| Operating lease right-of-use assets | 16 | 1,906 | 1,811 |
| Intangible assets, net | 11 | 481 | 484 |
| Goodwill | 9 | 2,095 | 1,976 |
| Deferred tax assets | 10 | 372 | 308 |
| Other assets | 12, 17 | 963 | 996 |
| | | **$ 28,605** | **$ 25,790** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| **Current liabilities** | | | |
| Accounts payable | | $ 6,266 | $ 5,628 |
| Other accrued liabilities | 14 | 2,254 | 1,800 |
| Accrued salaries and wages | 13 | 815 | 753 |
| Income taxes payable | | 38 | 17 |
| Long-term debt due within one year | 15 | 129 | 106 |
| Current portion of operating lease liabilities | 16 | 241 | 225 |
| | | **9,743** | 8,529 |
| Long-term debt | 15 | 3,973 | 3,062 |
| Operating lease liabilities | 16 | 1,656 | 1,601 |
| Long-term employee benefit liabilities | 17 | 729 | 677 |
| Other long-term liabilities | 18 | 332 | 371 |
| Deferred tax liabilities | 10 | 452 | 419 |
| | | **16,885** | 14,659 |
| **Shareholders' equity** | | | |
| Common Shares [issued: 2020 – 300,527,416; 2019 – 303,250,415] | 19 | 3,271 | 3,198 |
| Contributed surplus | | 128 | 127 |
| Retained earnings | | 8,704 | 8,596 |
| Accumulated other comprehensive loss | 20 | (733) | (1,090) |
| | | **11,370** | 10,831 |
| Non-controlling interests | | 350 | 300 |
| | | **11,720** | 11,131 |
| | | **$ 28,605** | **$ 25,790** |

Commitments and contingencies [notes 15, 16, 21 and 22]

*See accompanying notes*

On behalf of the Board:

**Robert F. MacLellan**
Director

**William L. Young**
Chairman of the Board

**MAGNA INTERNATIONAL INC.**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**

[U.S. dollars in millions]

| Years ended December 31, | Note | 2020 | 2019 |
|---|---|---|---|
| **OPERATING ACTIVITIES** | | | |
| Net income | | $  677 | $  1,632 |
| Items not involving current cash flows | 4 | 2,065 | 1,976 |
| | | 2,742 | 3,608 |
| Changes in operating assets and liabilities | 4 | 536 | 352 |
| **Cash provided from operating activities** | | 3,278 | 3,960 |
| **INVESTMENT ACTIVITIES** | | | |
| Fixed asset additions | | (1,145) | (1,441) |
| Increase in investments, other assets and intangible assets | | (331) | (384) |
| Increase in private equity investments | | (132) | (10) |
| Proceeds from dispositions | | 117 | 185 |
| Business combinations | 5 | 91 | (147) |
| Proceeds from sale of Lyft, Inc. | 2 | – | 231 |
| Proceeds on sale of business | 2 | – | 1,132 |
| **Cash used for investing activities** | | (1,400) | (434) |
| **FINANCING ACTIVITIES** | | | |
| Issues of debt | 15 | 854 | 47 |
| Decrease in short-term borrowings | | (31) | (1,124) |
| Repayments of debt | 15 | (140) | (149) |
| Issue of Common Share on exercise of stock options | | 81 | 44 |
| Tax withholdings on vesting of equity awards | | (13) | (9) |
| Repurchase of Common Shares | 19 | (203) | (1,289) |
| Contributions to subsidiaries by non-controlling interests | | 18 | 4 |
| Dividends paid to non-controlling interests | | (18) | (22) |
| Dividends paid | | (467) | (449) |
| **Cash provided from (used for) financing activities** | | 81 | (2,947) |
| Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents | | 23 | 11 |
| Net increase in cash, cash equivalents and restricted cash equivalents during the year | | 1,982 | 590 |
| Cash, cash equivalents and restricted cash equivalents beginning of year | | 1,392 | 802 |
| **Cash, cash equivalents and restricted cash equivalents, end of year** | 4 | $  3,374 | $  1,392 |

*See accompanying notes*

# MAGNA INTERNATIONAL INC.
## CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

| [U.S. dollars in millions, except number of common shares] | Common Shares | | Contributed Surplus | Retained Earnings | AOCL[i] | Non-controlling Interests | Total Equity |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Number | Stated Value | | | | | |
| | *[in millions]* | | | | | | |
| **Balance, December 31, 2018, as adjusted** | 327.3 | $ 3,380 | $ 120 | $ 8,351 | $ (1,175) | $ 458 | $ 11,134 |
| Net income | | | | 1,765 | | (133) | 1,632 |
| Other comprehensive income | | | | | 49 | (7) | 42 |
| Sale of business *[note 2]* | | | | | 8 | | 8 |
| Contribution by non-controlling interests | | | | | | 4 | 4 |
| Shares issued on exercise of stock options | 1.2 | 53 | (9) | | | | 44 |
| Release of stock and stock units | 0.3 | 20 | (20) | | | | – |
| Tax withholdings on vesting of equity awards | (0.1) | (2) | | (7) | | | (9) |
| Repurchase and cancellation under normal course issuer bids *[note 19]* | (25.8) | (268) | | (1,049) | 28 | | (1,289) |
| Stock-based compensation expense | | | 36 | | | | 36 |
| Dividends paid to non-controlling interests | | | | | | (22) | (22) |
| Dividends paid [$1.46 per share] | 0.3 | 15 | | (464) | | | (449) |
| **Balance, December 31, 2019** | 303.2 | $ 3,198 | $ 127 | $ 8,596 | $ (1,090) | $ 300 | $ 11,131 |
| Net income | | | | 757 | | (80) | 677 |
| Other comprehensive income | | | | | 349 | 8 | 357 |
| Business combination *[note 5]* | | | | | | 122 | 122 |
| Contribution by non-controlling interests | | | | | | 18 | 18 |
| Shares issued on exercise of stock options | 1.8 | 98 | (17) | | | | 81 |
| Release of stock and stock units | 0.5 | 17 | (17) | | | | – |
| Tax withholdings on vesting of equity awards | (0.2) | (3) | | (10) | | | (13) |
| Repurchase and cancellation under normal course issuer bids *[note 19]* | (5.1) | (54) | | (157) | 8 | | (203) |
| Stock-based compensation expense | | | 35 | | | | 35 |
| Dividends paid to non-controlling interests | | | | | | (18) | (18) |
| Dividends paid [$1.60 per share] | 0.3 | 15 | | (482) | | | (467) |
| **Balance, December 31, 2020** | 300.5 | $ 3,271 | $ 128 | $ 8,704 | $ (733) | $ 350 | $ 11,720 |

[i] AOCL is Accumulated Other Comprehensive Loss.

*See accompanying notes*

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

*[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]*

## 1. SIGNIFICANT ACCOUNTING POLICIES

Magna International Inc. [collectively "Magna" or the "Company"] is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

The consolidated financial statements have been prepared in U.S. dollars following accounting principles generally accepted in the United States ["GAAP"].

### Principles of consolidation

The Consolidated Financial Statements include the accounts of Magna and its subsidiaries in which Magna has a controlling financial interest and is the primary beneficiary. The Company presents non-controlling interests as a separate component within Shareholders' equity in the Consolidated Balance Sheets. All intercompany balances and transactions have been eliminated.

### Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Given the global economic climate and additional or unforeseen effects from the COVID-19 pandemic, these estimates and assumptions have required increased judgement. Actual results could differ from those estimates.

### Foreign currency translation

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.

Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net investment in these operations are included in comprehensive income and are deferred in accumulated other comprehensive loss. Foreign exchange gains or losses on debt that was designated as a hedge of the Company's net investment in these operations are also recorded in accumulated other comprehensive loss.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are reflected in net income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company's future committed foreign currency based outflows and inflows. Most of the Company's foreign exchange contracts are subject to master netting arrangements that provide for the net settlement of contracts, by counterparty, in the event of default or termination. All derivative instruments, including foreign exchange contracts, are recorded on the consolidated balance sheet at fair value. The fair values of derivatives are recorded on a gross basis in prepaid expenses and other, other assets, other accrued liabilities or other long-term liabilities. To the extent that derivative instruments are designated and qualify as cash flow hedges, the changes in their fair values are recorded in other comprehensive income. Changes in the fair value of derivative instruments that do not qualify for hedge accounting are recognized immediately in net income based on the nature of the underlying transaction. Amounts accumulated in other comprehensive loss or income are reclassified to net income in the period in which the hedged item affects net income.

If the Company's foreign exchange forward contracts cease to be effective as hedges, for example if projected foreign cash inflows or outflows declined significantly, gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in net income at the time this condition was identified.

### Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

### Inventories

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost determined substantially on a first-in, first-out basis, or net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

### Investments

The Company accounts for investments in companies over which it has the ability to exercise significant influence, but does not hold a controlling financial interest, under the equity method ["Equity method investments"]. The Company monitors its Equity method investments for indicators of other-than-temporary declines in value on an ongoing basis. If the Company determines that an other-than-temporary decline in value has occurred, it

recognizes an impairment loss, which is measured as the difference between the book value and the fair value of the investment. Fair value is generally determined using an income approach based on discounted cash flows. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement" and primarily consist of expected investee revenue and costs, estimated production volumes and discount rates.

The Company also has investments in private and publicly traded technology companies over which it does not have the ability to exercise significant influence. The Company has elected to use the measurement alternative, defined as cost, less impairments, adjusted by observable price changes to measure the private equity investments. The Company values its investments in publicly traded equity securities using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded.

Private equity investments are subject to impairment reviews which considers both qualitative and quantitative factors that may have a significant impact on the investee's fair value. Upon determining that an impairment may exist, the security's fair value is calculated using the best information available, which may include cash flow projections or other available market data and compared to its carrying value. An impairment is recognized immediately if the carrying value exceeds the fair value.

**Long-lived assets**

Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2½% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 33% for special purpose equipment.

Finite-lived intangible assets, which have arisen principally through acquisitions, include customer relationship intangibles and patents and licences. These finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives which range from 4 to 15 years.

The Company assesses fixed and finite-lived intangible assets for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of fixed and finite-lived intangible assets is generally determined using estimated discounted future cash flows.

**Goodwill**

Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed less any subsequent write-downs for impairment. Goodwill is reviewed for impairment in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using its estimated discounted future cash flows.

**Tooling and Pre-Production Engineering Costs Related to Long-Term Supply Agreements**

The Company incurs pre-production engineering and tooling costs related to the products produced for its customers under long-term supply agreements. Customer reimbursements for tooling and pre-production engineering activities that are part of a long-term supply arrangement are accounted for as a reduction of cost. Pre-production costs related to long-term supply arrangements with a contractual guarantee for reimbursement are included in Other assets.

The Company expenses all pre-production engineering costs for which reimbursement is not contractually guaranteed by the customer. All tooling costs related to customer-owned tools for which reimbursement is not contractually guaranteed by the customer or for which the Company does not have a non-cancelable right to use the tooling are also expensed.

**Warranty**

The Company has assurance warranties and records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. However, for certain complete vehicle assembly, powertrain systems and electronics contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company's warranty experience. Product liability and recall provisions are established based on the Company's best estimate of the amounts necessary to settle existing claims which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer's administrative costs relating to the recall. Judgement is also required as to the ultimate negotiated sharing of the cost between the Company, the customer and, in some cases, a supplier to the Company.

When a decision to recall a product has been made or is probable, the Company's portion of the estimated cost of the recall is recorded as a charge to net income in that period. The Company monitors warranty activity on an ongoing basis and adjusts reserve balances when it is probable that future warranty costs will be different than those previously estimated.

**Income taxes**

The Company uses the liability method of tax allocation to account for income taxes. Under the liability method of tax allocation, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company assesses whether valuation allowances should be established or maintained against its deferred tax assets based on consideration of all available evidence using a "more-likely-than-not" standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets.

No deferred tax liability is recorded for taxes on undistributed earnings and translation adjustments of foreign subsidiaries if these items are considered to be reinvested for the foreseeable future. Taxes are recorded on such foreign undistributed earnings and translation adjustments when it becomes apparent that such earnings will be distributed in the foreseeable future and the Company will incur further tax on remittance.

Recognition of uncertain tax positions is dependent on whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

**Leases**

The Company determines if an arrangement is a lease or contains a lease at inception. Leases with an initial term of 12 months or less are considered short-term and are not recorded on the balance sheet. The Company recognizes operating lease expense for these leases on a straight-line basis over the lease term.

Operating lease right-of-use ["ROU"] assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the rate implicit in the lease is not readily determinable for the Company's operating leases, an incremental borrowing rate is generally used to determine the present value of future lease payments. The incremental borrowing rate for each lease is based on the Company's estimated borrowing rate over a similar term to that of the lease payments, adjusted for various factors including collateralization, location and currency.

A majority of the Company's leases for manufacturing facilities are subject to variable lease-related payments, such as escalation clauses based on consumer price index rates or other similar indices. Variable payments that are based on an index or a rate are included in the recognition of the Company's ROU assets and lease liabilities using the index or rate at lease commencement. Subsequent changes to these lease payments due to rate or index updates are recorded as lease expense in the period incurred.

The Company's lease agreements generally exclude non-lease components, and do not contain any material residual value guarantees or material restrictive covenants.

**Employee future benefit plans**

The cost of providing benefits through defined benefit pensions, lump sum termination and long-term service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses that are greater than 10% of the greater of: [i] the accrued benefit obligation at the beginning of the year; and [ii] the fair value [or market related value] of plan assets at the beginning of the year, are recognized in income over the expected average remaining service life of employees. Gains related to plan curtailments are recognized when the event giving rise to the curtailment has occurred. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.

The funded status of the plans is measured as the difference between the plan assets at fair value and the projected benefit obligation ["PBO"]. The aggregate of all overfunded plans is recorded in other assets, and the aggregate of all underfunded plans is recorded in long-term employee benefit liabilities. The portion of the amount by which the actuarial present value of benefits included in the PBO exceeds the fair value of plan assets, payable in the next twelve months, is reflected in other accrued liabilities.

**Revenue recognition**

The Company enters into contracts with its customers to provide production parts or assembled vehicles. Contracts do not commit the customer to a specified quantity of products; however, the Company is generally required to fulfill its customers' purchasing requirements for the production life of the vehicle. Contracts do not typically become a performance obligation until the Company receives a purchase order and a customer release for a specific number of parts or assembled vehicles at a specified price. While long-term supply agreements may range from five to seven years, contracts may be terminated by customers at any time. Historically, terminations have been minimal. Contracts may also provide for annual price reductions over the production life of the vehicle, and prices are adjusted on an ongoing basis to reflect changes in product content/cost and other commercial factors.

Revenue is recognized at the point in time when control of the parts produced or assembled vehicles are transferred to the customer according to the terms of the contract. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for those products based on purchase orders, annual price reductions and ongoing price adjustments [some of which is accounted for as variable consideration]. The Company uses the expected value method, taking into account historical data and the status of current negotiations, to estimate the amount to which it expects to be entitled. Significant changes to the Company's estimates of variable consideration are not expected.

The Company's complete vehicle assembly contracts with customers are complex and often include promises to transfer multiple products and services to a customer, some of which may be implicitly contracted for. For these complex arrangements, each good or service is evaluated to determine whether it represents a distinct performance obligation, and whether it should be characterized as revenue or reimbursement of costs incurred. The total transaction price is then allocated to the distinct performance obligations based on the expected cost or cost plus a margin approach and recognized as revenue as discussed above.

The Company also performs tooling and engineering activities for its customers that are not part of a long-term production arrangement. Tooling and engineering revenue is recognized at a point in time or over time depending, among other considerations, on whether the Company has an enforceable right to payment plus a reasonable profit, for performance completed to date. Over-time recognition utilizes costs incurred to date relative to total estimated costs at completion, to measure progress toward satisfying performance obligations. Revenue is recognized as control is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. For the year ended December 31, 2020, total tooling and engineering sales were $739 million [2019 — $749 million].

The Company's customers pay for products received in accordance with payment terms that are customary in the industry, typically 30 to 90 days. The Company's contracts with its customers do not have significant financing components.

Taxes assessed by a governmental authority that are both imposed on, and concurrent with, a specific revenue-producing transaction that are collected by the Company from a customer are excluded from revenue.

**Contract Assets and Liabilities**

The Company's contract assets include both billed and unbilled accounts receivable and are included in Accounts Receivable. Unbilled amounts typically result from sales of standalone tooling and engineering activities where revenue recognized exceeds the amount billed to the customer. Amounts may not exceed their net realizable value. As at December 31, 2020, the Company's unbilled accounts receivable balance was $425 million [2019 — $318 million]. Accounts receivable related to production, tooling and engineering sales were $5.1 billion as of December 31, 2020 [2019 — $4.5 billion]. Contract assets do not include the costs of obtaining or fulfilling a contract with a customer, as these amounts are generally expensed as incurred.

Customer advances are recorded as deferred revenue [a contract liability]. For the years ended December 31, 2020 and 2019, the contract liability balances were $214 million and $199 million, respectively. During the year ended December 31, 2020 and 2019, the Company recognized $81 million and $91 million, respectively, of previously recorded contract liabilities into revenue as performance obligations were satisfied.

**Government assistance**

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions that the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants relating to current operating expenditures may be deferred and recognized in the consolidated statement of income over the period necessary to match them with the costs that they are intended to compensate and are presented as a reduction of the related expense. The Company also receives tax credits and tax super allowances, the benefits of which are recorded as a reduction of income tax expense. In addition, the Company receives loans which are recorded as liabilities in amounts equal to the cash received. When a government loan is issued to the Company at a below-market rate of interest, the loan is initially recorded at its net present value, and accreted to its face value over the period of the loan. The benefit of the below-market rate of interest is accounted for like a government grant. It is measured as the difference between the initial carrying value of the loan and the cash proceeds received.

**Research and development**

Costs incurred in connection with research and development activities, to the extent not recoverable from the Company's customers, are charged to expense as incurred. For the years ended December 31, 2020 and 2019, research and development costs charged to expense were approximately $830 million and $640 million, respectively.

**Restructuring**

Restructuring costs may include employee termination benefits, as well as other costs resulting from restructuring actions. These actions may result in employees receiving voluntary or involuntary employee termination benefits, which are mainly pursuant to union or other contractual agreements or statutory requirements. Voluntary termination benefits are accrued when an employee accepts the related offer. Involuntary termination benefits are accrued upon the commitment to a termination plan and when liabilities are determined to be probable and estimable. Additional elements of severance and termination benefits associated with nonrecurring benefits may be recognized rateably over each employee's required future service period. All other restructuring costs are expensed as incurred.

**Earnings per Common Share**

Basic earnings per Common Share are calculated on net income attributable to Magna International Inc. using the weighted average number of Common Shares outstanding during the year.

Diluted earnings per Common Share are calculated on the weighted average number of Common Shares outstanding, including an adjustment for stock options outstanding using the treasury stock method.

Common Shares that have not been released under the Company's restricted stock plan or are being held in trust for purposes of the Company's restricted stock unit program have been excluded from the calculation of basic earnings per share, but have been included in the calculation of diluted earnings per share.

## 2. OTHER EXPENSE, NET

Other expense, net consists of significant items such as: impairment charges; restructuring costs generally related to significant plant closures or consolidations; net (gains) losses on investments; gains or losses on disposal of facilities or businesses; and other items not reflective of on-going operating profit or loss. Other expense, net consists of:

| | 2020 | 2019 |
|---|---|---|
| Impairments and loss on sale of equity-accounted investments [a] | $ 347 | $ 700 |
| Restructuring and impairments [b] | 269 | 58 |
| Net (gains) losses on investments [c] | (32) | 6 |
| Gain on sale of business [d] | – | (524) |
| Other expense, net | $ 584 | $ 240 |

### [a] Impairments and loss on sale of equity-accounted investments

The following table summarizes the impairment charges and loss on sale recorded for certain investments in the Company's Power & Vision segment:

| | 2020 | 2019 |
|---|---|---|
| Impairment of Getrag (Jiangxi) Transmission Co., Ltd. ["GJT"] [i] | $ 337 | $ 511 |
| Impairment of Getrag Ford Transmission GmbH ["GFT"] [ii] | – | 150 |
| Loss on sale and impairment of Dongfeng Getrag Transmission Co. Ltd. ["DGT"] [iii] | 10 | 39 |
| Total impairments and loss on sale of equity-accounted investments | 347 | 700 |
| Tax effect on Other expense, net | (53) | (36) |
| Loss attributable to non-controlling interests | (75) | (127) |
| Non-cash impairment charge included in Net income attributable to Magna International Inc. | $ 219 | $ 537 |

[i] During 2019, the Company recorded an impairment charge related to its equity-accounted investment in GJT. The impairment was based on the in-sourcing of transmissions by certain Chinese OEMs, lower than expected sales, pricing pressure in the China market, and declines in volume projections for manual transmissions and dual-clutch transmissions in China.

During 2020, an impairment for GJT was recorded based on pricing pressure in the China market as a result of the global economic climate, as well as additional declines in volume and sales projections for the foreseeable future. In the fourth quarter of 2020, the governing documents related to GJT were revised, providing the Company with a controlling financial interest. As a result, the Company began consolidating GJT on December 29, 2020, the effective date of the amendments [note 5].

[ii] On December 22, 2020, the Company entered into multiple agreements with the Ford Motor Company ["Ford"] to operate certain businesses within GFT under separate ownership. The transaction closed on March 1, 2021 [note 7]. In 2019 the Company recorded an impairment charge related to its equity investment in GFT as a result of lower than expected sales and declines in volume projections for manual transmissions in Europe.

[iii] During 2020, the Company recorded a $10 million loss on the sale of its 50% interest in DGT. An impairment loss of $39 million related to DGT was recorded during 2019 as a result of the factors listed above impacting the China market.

## [b] Restructuring and impairments

The following table summarizes the restructuring and fixed asset impairment charges recorded by segment for the year ended December 31, 2020:

| | Body Exteriors & Structures | Power & Vision | Seating Systems | Total | Net of Tax |
|---|---|---|---|---|---|
| COVID-19 Restructuring and Impairments [i] | $ 37 | $ 115 | $ 16 | $ 168 | $ 136 |
| Restructuring | 21 | – | – | 21 | 21 |
| Fixed Asset Impairments | 57 | – | – | 57 | 57 |
| Brazil Closures [ii] | 8 | – | 15 | 23 | 23 |
| | $ 123 | $ 115 | $ 31 | $ 269 | $ 237 |

[i] In response to the impact that COVID-19 was expected to have on vehicle production volumes over the short to medium term, the Company initiated and/or accelerated the timing of restructuring plans to right-size its business. These restructuring actions include plant closures and workforce reductions which will be substantially complete by December 31, 2021.

[ii] In connection with the recently announced plant closures by Ford in Brazil, the Company made the decision to accelerate the closure of two facilities that supply these plants.

During 2019, the Company recorded net restructuring costs of $31 million [$31 million after tax] for its Body Exteriors & Structures' operations and asset impairment charges of $27 million [$20 million after tax] for its Electronics' operations which are included in the Company's Power & Vision segment.

## [c] Net (gains) losses on investments

During 2020, the Company recorded unrealized gains of $34 million [$29 million after tax] on the revaluation of its private equity investments and a non-cash impairment charge of $2 million [$2 million after tax] related to a private equity investment, which was included in the Corporate segment.

During 2019, the Company recorded net losses on investments of $6 million [$5 million after tax]. This includes net unrealized gains of $17 million [$15 million after tax] related to the revaluation of its private equity investments and net losses of $23 million [$20 million after tax] related to its investment in Lyft, Inc. ["Lyft"].

During 2019, the Company sold 5.4 million shares of its publicly traded equity securities in Lyft for proceeds of $231 million.

## [d] Gain on sale of business

During 2019, the Company completed the sale of its global Fluid Pressure & Controls business ["FP&C business"] which was included in the Power & Vision segment. Total consideration was $1.23 billion, and the Company recognized a gain on the sale of $524 million [$447 million after tax].

## 3. EARNINGS PER SHARE

Earnings per share are computed as follows:

| | 2020 | 2019 |
|---|---|---|
| **Basic earnings per Common Share:** | | |
| Net income attributable to Magna International Inc. | $ 757 | $ 1,765 |
| Weighted average number of Common Shares outstanding during the year | 299.7 | 314.7 |
| Basic earnings per Common Share | $ 2.52 | $ 5.61 |
| **Diluted earnings per Common Share [a]:** | | |
| Net income attributable to Magna International Inc. | $ 757 | $ 1,765 |
| Weighted average number of Common Shares outstanding during the year | 299.7 | 314.7 |
| Stock options and restricted stock | 0.7 | 1.1 |
| | 300.4 | 315.8 |
| Diluted earnings per Common Share | $ 2.52 | $ 5.59 |

[a] Diluted earnings per Common Share exclude 4.7 million [2019 – 4.0 million] Common Shares issuable under the Company's Incentive Stock Option Plan because these options were not "in-the-money". The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

## 4. DETAILS OF CASH FROM OPERATING ACTIVITIES

[a] Cash, cash equivalents and restricted cash equivalents consist of:

| | 2020 | 2019 |
|---|---|---|
| Bank term deposits and bankers' acceptances | $ 1,987 | $ 724 |
| Cash | 1,281 | 552 |
| Cash and cash equivalents | $ 3,268 | $ 1,276 |
| Restricted cash equivalents included in prepaid expenses *[note 15]* | 106 | 116 |
| | $ 3,374 | $ 1,392 |

[b] Items not involving current cash flows:

| | 2020 | 2019 |
|---|---|---|
| Depreciation and amortization | $ 1,366 | $ 1,345 |
| Amortization of other assets included in cost of goods sold | 215 | 257 |
| Impairment charges *[note 2]* | 435 | 727 |
| Other non-cash charges | 66 | 89 |
| Deferred income taxes *[note 10]* | 17 | 7 |
| Equity income in excess of dividends received | (10) | – |
| Dividends received in excess of equity income | – | 69 |
| Non-cash portion of Other expense, net *[note 2]* | (24) | (518) |
| | $ 2,065 | $ 1,976 |

[c] Changes in operating assets and liabilities:

| | 2020 | 2019 |
|---|---|---|
| Accounts receivable | $ (42) | $ 629 |
| Inventories | 37 | 104 |
| Prepaid expenses and other | (12) | (21) |
| Accounts payable | 274 | (519) |
| Accrued salaries and wages | (8) | (34) |
| Other accrued liabilities | 309 | 97 |
| Income taxes payable | (22) | 96 |
| | $ 536 | $ 352 |

## 5. BUSINESS COMBINATION

During 2020, the governing documents related to GJT were revised to extend the term of the venture and grant additional rights to the Company, resulting in a controlling financial interest. Accordingly, the Company recorded a disposition of its equity method investment and began consolidating the entity on December 29, 2020. The transaction was accounted for as a business combination. The fair value of GJT was determined based on the transaction price that was negotiated with Ford as part of the reorganization of GFT [note 7]. The change in the method of accounting for the entity did not have an impact on the Company's results of operations.

The following table summarizes the amounts recorded for assets and liabilities recognized at their estimated fair values at December 29, 2020:

| | |
|---|---:|
| Disposal of investment | $ (239) |
| Cash | $ 98 |
| Non-cash working capital | 20 |
| Fixed assets | 211 |
| Operating lease right-of-use assets | 25 |
| Intangibles assets, net | 4 |
| Deferred tax assets | 66 |
| Other assets | 1 |
| Long-term debt | (62) |
| Deferred tax liabilities | (2) |
| | 361 |
| Non-controlling interests recognized in equity | (122) |
| | $ 239 |

The Company has not presented pro forma results of operations because it is not material to the Company's consolidated results of operations.

## 6. INVENTORIES

Inventories consist of:

| | 2020 | 2019 |
|---|---:|---:|
| Raw materials and supplies | $ 1,226 | $ 1,201 |
| Work-in-process | 340 | 339 |
| Finished goods | 470 | 425 |
| Tooling and engineering | 1,408 | 1,339 |
| | $ 3,444 | $ 3,304 |

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

## 7. INVESTMENTS

| | 2020 | 2019 |
|---|---:|---:|
| Equity method investments [a] | $ 677 | $ 1,107 |
| Private equity investments [b] | 267 | 95 |
| Other | 3 | 8 |
| | $ 947 | $ 1,210 |

[a] The ownership percentages and carrying values of the Company's principal equity method investments at December 31 were as follows [in millions, except percentages]:

|  |  | 2020 | 2019 |
| --- | --- | --- | --- |
| Litens Automotive Partnership [i] | 76.7% | $ 273 | $ 212 |
| Getrag (Jiangxi) Transmission Co., Ltd [ii] | 66.7% | $ – | $ 540 |
| Getrag Ford Transmission GmbH [iii] | 50.0% | $ 122 | $ 100 |
| Hubei HAPM MAGNA Seating Systems Co., Ltd. | 49.9% | $ 121 | $ 113 |

[i] The Company accounts for its investments under the equity method of accounting as a result of significant participating rights that prevent control.

[ii] The Company's 66.7% ownership of GJT is held by Getrag Asia Pacific GmbH & Co. KG ["GAP"] a subsidiary owned 50% by the Company and 50% by GFT. During 2020, the governing documents related to GJT were revised to extend the term of the venture and provide the Company with a controlling financial interest. As a result, the Company began consolidating GJT on December 29, 2020, the effective date of the new agreement [note 5].

[iii] On December 22, 2020, the Company entered into multiple agreements with Ford to operate certain businesses within GFT under separate ownership. The Company will acquire GFT's interest in GJT, a facility in Europe and net cash of approximately $160 million [EUR 140 million]. The transaction closed on March 1, 2021 and is subject to working capital adjustments as well as customary closing conditions. The Company does not expect the transaction to have a material impact on its financial position or results of operations.

[b] Cumulative unrealized gains on equity securities still held at the reporting date was $65 million and $31 million as at December 31, 2020 and 2019, respectively.

A summary of the total financial results, as reported by the Company's equity method investees, in the aggregate, at December 31 was as follows:

**Summarized Balance Sheets**

|  | 2020 | 2019 |
| --- | --- | --- |
| Current assets | $ 1,510 | $ 1,680 |
| Non-current assets | $ 1,748 | $ 3,573 |
| Current liabilities | $ 873 | $ 1,266 |
| Long-term liabilities | $ 835 | $ 994 |

**Summarized Income Statements**

|  | 2020 | 2019 |
| --- | --- | --- |
| Sales | $ 3,384 | $ 4,142 |
| Cost of goods sold & expenses | 3,140 | 3,949 |
| Net income | $ 244 | $ 193 |

Sales to equity method investees were approximately $104 million and $113 million for the years ended December 31, 2020 and 2019, respectively.

## 8. FIXED ASSETS

Fixed assets consist of:

|  | 2020 | 2019 |
|---|---|---|
| **Cost** | | |
| Land | $ 195 | $ 219 |
| Buildings | 2,709 | 2,413 |
| Machinery and equipment | 17,217 | 15,368 |
|  | 20,121 | 18,000 |
| **Accumulated depreciation** | | |
| Buildings | (1,147) | (945) |
| Machinery and equipment | (10,499) | (8,795) |
|  | $ 8,475 | $ 8,260 |

Included in the cost of fixed assets are construction in progress expenditures of $1.0 billion [2019 — $0.9 billion] that have not been depreciated.

## 9. GOODWILL

The following is a continuity of the Company's goodwill by segment:

|  | Body Exteriors & Structures | Power & Vision | Seating Systems | Complete Vehicles | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2018 | $ 459 | $ 1,260 | $ 147 | $ 113 | $ 1,979 |
| Acquisitions | – | (9) | 21 | – | 12 |
| Foreign exchange and other | (1) | (13) | 1 | (2) | (15) |
| Balance, December 31, 2019 | 458 | 1,238 | 169 | 111 | 1,976 |
| Acquisitions | 4 | – | 1 | – | 5 |
| Foreign exchange and other | 21 | 77 | 6 | 10 | 114 |
| **Balance, December 31, 2020** | $ 483 | $ 1,315 | $ 176 | $ 121 | $ 2,095 |

## 10. INCOME TAXES

[a] The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

|  | 2020 | 2019 |
|---|---|---|
| Canadian statutory income tax rate | 26.5% | 26.5% |
| Impairment of investments [note 2] | 8.6 | 8.2 |
| Net effect of losses not benefited | 8.1 | 0.8 |
| Tax on repatriation of foreign earnings | 4.4 | 1.9 |
| Foreign exchange re-measurement [i] | 3.4 | 0.1 |
| Valuation allowance on deferred tax assets | 0.6 | — |
| Non-taxable capital losses (gains) [ii] | 0.5 | (2.5) |
| Manufacturing and processing profits deduction | (0.1) | (0.4) |
| Earnings of equity accounted investees | (3.6) | (1.3) |
| Research and development tax credits | (3.7) | (2.4) |
| Reserve for uncertain tax positions | (4.0) | (0.5) |
| Foreign rate differentials | (7.3) | (3.3) |
| Others | (0.7) | (0.5) |
| Effective income tax rate | 32.7% | 26.6% |

[i]   Includes foreign exchange gains reported on U.S. dollar denominated assets for Mexican tax purposes that are not recognized for GAAP purposes and losses related to the re-measurement of financial statement balances of foreign subsidiaries, primarily in Mexico, that are maintained in a currency other than their functional currency.

[ii]  During the year ended December 31, 2019, the Company had non-taxable capital gains mainly related to the sale of the FP&C business [note 2].

[b]  The details of income before income taxes by jurisdiction are as follows:

|  | 2020 | 2019 |
|---|---|---|
| Canadian | $  93 | $  583 |
| Foreign | 913 | 1,640 |
|  | $ 1,006 | $ 2,223 |

[c]  The details of the income tax provision are as follows:

|  | 2020 | 2019 |
|---|---|---|
| **Current** |  |  |
| Canadian | $  10 | $  117 |
| Foreign | 302 | 467 |
|  | 312 | 584 |
| **Deferred** |  |  |
| Canadian | 17 | 3 |
| Foreign | – | 4 |
|  | 17 | 7 |
|  | $  329 | $  591 |

[d]  Deferred income taxes have been provided on temporary differences, which consist of the following:

|  | 2020 | 2019 |
|---|---|---|
| Tax depreciation in excess of book depreciation | $  50 | $  7 |
| Tax on undistributed foreign earnings | 23 | 1 |
| Change in valuation allowance on deferred tax assets | 6 | 1 |
| Liabilities currently not deductible for tax | (2) | (43) |
| Book amortization (in excess of) less than tax amortization | (17) | 43 |
| Net tax losses benefited | (38) | 29 |
| Others | (5) | (31) |
|  | $  17 | $  7 |

[e] Deferred tax assets and liabilities consist of the following temporary differences:

| | 2020 | 2019 |
|---|---|---|
| **Assets** | | |
| Tax benefit of loss carryforwards | $ 735 | $ 622 |
| Operating lease liabilities | 469 | 452 |
| Liabilities currently not deductible for tax | 259 | 234 |
| Unrealized loss on foreign exchange hedges and retirement liabilities | 87 | 69 |
| Tax credit carryforwards | 64 | 70 |
| Others | 46 | 41 |
| | **1,660** | 1,488 |
| Valuation allowance against tax benefit of loss carryforwards | (569) | (515) |
| Other valuation allowance | (206) | (170) |
| | $ 885 | $ 803 |
| **Liabilities** | | |
| Operating lease right-of-use assets | 470 | 447 |
| Tax depreciation in excess of book depreciation | 239 | 242 |
| Tax on undistributed foreign earnings | 163 | 137 |
| Other assets book value in excess of tax values | 65 | 66 |
| Unrealized gain on foreign exchange hedges and retirement liabilities | 17 | 18 |
| Unrealized gain on remeasurement of investments | 11 | 4 |
| | 965 | 914 |
| Net deferred tax liabilities | $ (80) | $ (111) |

The net deferred tax liabilities are presented on the consolidated balance sheet in the following categories:

| | 2020 | 2019 |
|---|---|---|
| Long-term deferred tax assets | $ 372 | $ 308 |
| Long-term deferred tax liabilities | (452) | (419) |
| | $ (80) | $ (111) |

[f] Deferred income taxes have not been provided on approximately $6.15 billion of undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings should not give rise to additional tax liabilities upon repatriation or are indefinitely reinvested. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.

[g] Income taxes paid in cash [net of refunds] were $336 million for the year ended December 31, 2020 [2019 – $484 million].

[h] As of December 31, 2020, the Company had domestic and foreign operating loss carryforwards of $2.92 billion and tax credit carryforwards of $64 million. Approximately $1.90 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carryforwards expire between 2021 and 2040.

[i] As at December 31, 2020 and 2019, the Company's gross unrecognized tax benefits were $182 million and $192 million, respectively [excluding interest and penalties], of which $165 million and $174 million, respectively, if recognized, would affect the Company's effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect the Company's effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets. A summary of the changes in gross unrecognized tax benefits is as follows:

| | 2020 | 2019 |
|---|---|---|
| Balance, beginning of year | $ 192 | $ 198 |
| Increase based on tax positions related to current year | 27 | 21 |
| Decrease based on tax positions of prior years | – | (2) |
| Increase related to acquisitions | 11 | 3 |
| Settlements | (1) | (4) |
| Statute expirations | (52) | (21) |
| Foreign currency translation | 5 | (3) |
| | $ 182 | $ 192 |

As at December 31, 2020 and 2019, the Company had recorded interest and penalties on the unrecognized tax benefits of $43 million and $46 million, respectively, which reflects a decrease of $3 million and an increase of $7 million in expenses related to changes in its reserves for interest and penalties in 2020 and 2019, respectively.

The Company operates in multiple jurisdictions, and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities. During the next twelve months, it is reasonably possible that, as a result of audit settlements, the conclusion of current examinations or the expiration of the statute of limitations in several jurisdictions, the Company may decrease the amount of its gross unrecognized tax benefits [including interest and penalties] by approximately $66 million, of which $58 million, if recognized, would affect its effective tax rate.

The Company considers its significant tax jurisdictions to include Canada, the United States, Austria, Germany and Mexico. With few exceptions, the Company remains subject to income tax examination in Germany for years after 2007, Mexico for years after 2014, Canada, U.S. federal jurisdiction and Austria for years after 2015.

## 11. INTANGIBLE ASSETS

Intangible assets consist of:

| | Remaining weighted average useful life in years | 2020 | 2019 |
|---|---|---|---|
| Cost | | | |
| Customer relationship intangibles | 8 | $ 348 | $ 333 |
| Computer software | 1 | 463 | 396 |
| Patents and licenses | 10 | 282 | 264 |
| | | 1,093 | 993 |
| Accumulated depreciation | | | |
| Customer relationship intangibles | | (150) | (120) |
| Computer software | | (361) | (310) |
| Patents and licenses | | (101) | (79) |
| | | $ 481 | $ 484 |

The Company recorded approximately $85 million and $93 million of amortization expense related to finite-lived intangible assets for the years ended December 31, 2020 and 2019, respectively. The Company currently estimates annual amortization expense to be $79 million for 2021, $68 million for 2022, $55 million for 2023, $47 million for 2024 and $44 million for 2025.

## 12. OTHER ASSETS

Other assets consist of:

|  | 2020 | 2019 |
|---|---|---|
| Preproduction costs related to long-term supply agreements | $ 694 | $ 683 |
| Long-term receivables | 209 | 217 |
| Unrealized gain on cash flow hedges *[note 21]* | 16 | 24 |
| Pension overfunded status *[note 17[a]]* | 4 | 22 |
| Other, net | 40 | 50 |
|  | $ 963 | $ 996 |

## 13. EMPLOYEE EQUITY AND PROFIT PARTICIPATION PROGRAM

During the year ended December 31, 2020, a trust which exists to make orderly purchases of the Company's shares for employees for transfer to the Employee Equity and Profit Participation Program ["EEPPP"], borrowed up to $38 million [2019 – $37 million] from the Company to facilitate the purchase of Common Shares. At December 31, 2020, the trust's indebtedness to Magna was $38 million [2019 – $37 million]. The Company nets the receivable from the trust with the Company's accrued EEPPP payable in accrued wages and salaries.

## 14. WARRANTY

The following is a continuity of the Company's warranty accruals:

|  | 2020 | 2019 |
|---|---|---|
| Balance, beginning of year | $ 252 | $ 208 |
| Expense, net | 164 | 142 |
| Settlements | (165) | (105) |
| Business combination *[note 5]* | 21 | – |
| Foreign exchange and other | 12 | 7 |
|  | $ 284 | $ 252 |

## 15. DEBT

### [a] Credit Facilities

The Company has an agreement for a credit facility that is drawn in euros that is secured with a USD cash deposit of 105% of the outstanding balance. As at December 31, 2020, the amount drawn was $101 million [2019 – $110 million] and the related restricted cash equivalent deposit was $106 million [2019 – $116 million]. Given that the credit agreement includes a netting arrangement that provides for the legal right of setoff, the remaining net deposit of $5 million [2019 – $6 million] is included in prepaid expenses and other *[note 4]*.

On April 13, 2020, the Company amended its 364-day syndicated revolving credit facility, which included an increase to the size of the facility from U.S. $300 million to U.S. $1.0 billion and an extension of the maturity date from June 22, 2020 to April 12, 2021. On December 11, 2020, the Company amended this facility, decreasing the size of the facility from U.S. $1.0 billion to U.S. $750 million and extending the maturity date to December 10, 2021. The facility can be drawn in U.S. dollars or Canadian dollars. As of December 31, 2020, the Company has not borrowed any funds under this credit facility.

### [b] Commercial Paper Program

The Company has a U.S. commercial paper program [the "U.S. Program"] and a euro-commercial paper program [the "euro-Program"]. Under the U.S. Program, the Company may issue U.S. commercial paper notes up to a maximum aggregate amount of U.S. $1 billion. The U.S. Program is guaranteed by the Company's existing global credit facility. There were no amounts outstanding as at December 31, 2020 and 2019.

Under the euro-Program, the Company may issue euro-commercial paper notes [the "euro notes"] up to a maximum aggregate amount of €500 million or its equivalent in alternative currencies. The euro notes issued are guaranteed by the Company's existing global credit facility. There were no amounts outstanding as at December 31, 2020 and 2019.

**Long-term borrowings**

[a] The Company's long-term debt, which is substantially uncollateralized, consists of the following:

|  | 2020 | 2019 |
|---|---|---|
| Senior Notes *[note 15 [c]]* |  |  |
| Cdn$425 million Senior Notes due 2022 at 3.100% | $ 333 | $ 327 |
| €550 million Senior Notes due 2023 at 1.900% | 671 | 615 |
| $750 million Senior Notes due 2024 at 3.625% | 748 | 747 |
| $650 million Senior Notes due 2025 at 4.150% | 646 | 645 |
| €600 million Senior Notes due 2027 at 1.500% | 730 | 670 |
| $750 million Senior Notes due 2030 at 2.450% | 741 | – |
| Bank term debt at a weighted average interest rate of approximately 4.23% [2019 – 4.97%], |  |  |
| denominated primarily in Chinese renminbi, Brazilian real, euro and Indian rupee | 189 | 105 |
| Government loans at a weighted average interest rate of approximately 1.54% [2019 – 1.63%], |  |  |
| denominated primarily in euro, Canadian dollar and Brazilian real | 32 | 48 |
| Other | 12 | 11 |
|  | 4,102 | 3,168 |
| Less due within one year | 129 | 106 |
|  | $ 3,973 | $ 3,062 |

[b] Future principal repayments on long-term debt are estimated to be as follows:

|  |  |
|---|---|
| 2021 | $ 129 |
| 2022 | 365 |
| 2023 | 722 |
| 2024 | 760 |
| 2025 | 647 |
| Thereafter | 1,479 |
|  | $ 4,102 |

[c] All of the Senior Notes pay a fixed rate of interest semi-annually except for the €550 million and €600 million Senior Notes which pay a fixed rate of interest annually. The Senior Notes are unsecured obligations and do not include any financial covenants. The Company may redeem the Senior Notes in whole or in part at any time, at specified redemption prices determined in accordance with the terms of each of the respective indentures governing the Senior Notes. All of the Senior Notes were issued for general corporate purposes.

On June 8, 2020, the Company issued $750 million of 2.45% fixed-rate Senior Notes which mature on June 15, 2030.

[d] The Company's $2.75 billion revolving credit facility matures on June 24, 2024. The facility includes a $200 million Asian tranche, a $150 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

[e] Interest expense, net includes:

|  | 2020 | 2019 |
|---|---|---|
| Interest expense |  |  |
| Current | $ 9 | $ 17 |
| Long-term | 96 | 87 |
|  | 105 | 104 |
| Interest income | (19) | (22) |
| Interest expense, net | $ 86 | $ 82 |

[f] Interest paid in cash was $104 million for the year ended December 31, 2020 [2019 – $103 million].

## 16. LEASES

The Company has entered into leases primarily for real estate, manufacturing equipment and vehicles with terms that range from 1 year to 7 years, excluding land use rights which generally extend over 90 years. These leases often include options to extend the term of the lease, most often for a period of 5 years. When it is reasonably certain that the option will be exercised, the impact of the option is included in the lease term for purposes of determining total future lease payments.

Costs associated with the Company's operating lease expense were as follows:

|  | 2020 |
|---|---|
| Operating lease expense | $ 320 |
| Short-term lease expense | 24 |
| Variable lease expense | 30 |
| Total lease expense | $ 374 |

Supplemental information related to the Company's operating leases was as follows:

|  | 2020 |
|---|---|
| Operating cash flows – cash paid | $ 355 |
| New right-of-use assets | $ 141 |
| Weighted-average remaining lease term | 10 years |
| Weighted-average discount rate | 4.6% |

At December 31, 2020, the Company had commitments under operating leases requiring annual payments as follows:

|  | Total |
|---|---|
| 2021 | $ 310 |
| 2022 | 286 |
| 2023 | 258 |
| 2024 | 227 |
| 2025 | 205 |
| 2026 and thereafter | 1,093 |
|  | 2,379 |
| Less: amount representing interest | 482 |
| Total lease liabilities | $ 1,897 |
| Current operating liabilities | $ 241 |
| Non-current operating lease liabilities | 1,656 |
| Total lease liabilities | $ 1,897 |

As of December 31, 2020, the Company has additional operating leases, primarily for manufacturing facilities, that have not yet commenced of $12 million. These operating leases will commence during 2021 and have lease terms of 1 to 10 years.

The Company's finance leases were not material for any of the periods presented.

## 17. LONG-TERM EMPLOYEE BENEFIT LIABILITIES

Long-term employee benefit liabilities consist of:

|  | 2020 | 2019 |
|---|---|---|
| Defined benefit pension plans and other [a] | $ 216 | $ 203 |
| Termination and long-term service arrangements [b] | 468 | 437 |
| Retirement medical benefits plans [c] | 29 | 27 |
| Other long-term employee benefits | 16 | 10 |
| Long-term employee benefit obligations | $ 729 | $ 677 |

**[a] Defined benefit pension plans**

The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. All pension plans are funded to at least the minimum legal funding requirements, while European defined benefit pension plans are unfunded.

The weighted average significant actuarial assumptions adopted in measuring the Company's obligations and costs are as follows:

| | 2020 | 2019 |
|---|---|---|
| **Projected benefit obligation** | | |
| Discount rate | **2.1%** | 2.5% |
| Rate of compensation increase | **2.4%** | 2.6% |
| **Net periodic benefit cost** | | |
| Discount rate | **2.8%** | 3.2% |
| Rate of compensation increase | **2.4%** | 2.6% |
| Expected return on plan assets | **4.6%** | 4.9% |

Information about the Company's defined benefit pension plans is as follows:

| | 2020 | 2019 |
|---|---|---|
| **Projected benefit obligation** | | |
| Beginning of year | **$ 659** | $ 633 |
| Current service cost | **10** | 11 |
| Interest cost | **17** | 20 |
| Actuarial losses and changes in actuarial assumptions | **43** | 79 |
| Benefits paid | **(23)** | (21) |
| Divestiture | **–** | (68) |
| Foreign exchange | **25** | 5 |
| End of year | **731** | 659 |
| **Plan assets at fair value [i]** | | |
| Beginning of year | **478** | 406 |
| Return on plan assets | **42** | 78 |
| Employer contributions | **9** | 11 |
| Benefits paid | **(18)** | (17) |
| Divestiture | **–** | (10) |
| Foreign exchange | **6** | 10 |
| End of year | **517** | 478 |
| Ending funded status – Plan deficit | **$ 214** | $ 181 |
| **Amounts recorded in the consolidated balance sheet** | | |
| Non-current asset *[note 12]* | **$    (4)** | $   (23) |
| Current liability | **2** | 1 |
| Non-current liability | **216** | 203 |
| Net amount | **$ 214** | $ 181 |
| **Amounts recorded in accumulated other comprehensive income** | | |
| Unrecognized actuarial losses | **$ (158)** | $ (141) |
| **Net periodic benefit cost** | | |
| Current service cost | **$    10** | $    11 |
| Interest cost | **17** | 20 |
| Return on plan assets | **(21)** | (19) |
| Actuarial losses | **5** | 4 |
| Net periodic benefit cost | **$    11** | $    16 |

[i] The asset allocation of the Company's defined benefit pension plans at December 31, 2020 and the target allocation for 2021 is as follows:

| | 2021 | 2020 |
|---|---|---|
| Fixed income securities | 55-75% | 58% |
| Equity securities | 25-45% | 37% |
| Cash and cash equivalents | 0-10% | 5% |
| | 100% | 100% |

Substantially all of the plan assets' fair value has been determined using significant observable inputs [level 2] from indirect market prices on regulated financial exchanges.

The expected rate of return on plan assets was determined by considering the Company's current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

**[b] Termination and long-term service arrangements**

Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

The weighted average significant actuarial assumptions adopted in measuring the Company's projected termination and long-term service benefit obligations and net periodic benefit cost are as follows:

| | 2020 | 2019 |
|---|---|---|
| Discount rate | 2.1% | 2.1% |
| Rate of compensation increase | 3.1% | 3.1% |

Information about the Company's termination and long-term service arrangements is as follows:

| | 2020 | 2019 |
|---|---|---|
| Projected benefit obligation | | |
| Beginning of year | $ 446 | $ 394 |
| Current service cost | 32 | 29 |
| Interest cost | 8 | 10 |
| Actuarial (gains) losses and changes in actuarial assumptions | (13) | 39 |
| Benefits paid | (27) | (19) |
| Divestiture | – | (3) |
| Foreign exchange | 32 | (4) |
| Ending funded status – Plan deficit | $ 478 | $ 446 |
| Amounts recorded in the consolidated balance sheet | | |
| Current liability | $ 10 | $ 9 |
| Non-current liability | 468 | 437 |
| Net amount | $ 478 | $ 446 |
| Amounts recorded in accumulated other comprehensive income | | |
| Unrecognized actuarial losses | $ (106) | $ (124) |
| Net periodic benefit cost | | |
| Current service cost | $ 32 | $ 29 |
| Interest cost | 8 | 10 |
| Actuarial losses | 6 | 4 |
| Net periodic benefit cost | $ 46 | $ 43 |

## [c] Retirement medical benefits plans

The Company sponsors a number of retirement medical plans which were assumed on certain acquisitions in prior years. These plans are frozen to new employees and incur no current service costs.

In addition, the Company sponsors a retirement medical benefits plan that was amended during 2009 such that substantially all employees retiring on or after August 1, 2009 no longer participate in the plan.

The weighted average discount rates used in measuring the Company's projected retirement medical benefit obligations and net periodic benefit cost are as follows:

|  | 2020 | 2019 |
|---|---|---|
| Retirement medical benefit obligations | 2.4% | 3.1% |
| Net periodic benefit cost | 3.1% | 4.0% |
| Health care cost inflation | 6.6% | 6.8% |

Information about the Company's retirement medical benefits plans are as follows:

|  | 2020 | 2019 |
|---|---|---|
| Projected benefit obligation | | |
| Beginning of year | $ 29 | $ 29 |
| Interest cost | 1 | 1 |
| Actuarial losses and changes in actuarial assumptions | 1 | – |
| Benefits paid | (1) | (1) |
| Ending funded status – Plan deficit | $ 30 | $ 29 |
| Amounts recorded in the consolidated balance sheet | | |
| Current liability | $ 1 | $ 2 |
| Non-current liability | 29 | 27 |
| Net amount | $ 30 | $ 29 |
| Amounts recorded in accumulated other comprehensive income | | |
| Unrecognized actuarial gains | 6 | 11 |
| Total accumulated other comprehensive income | $ 6 | $ 11 |
| Net periodic benefit cost | | |
| Interest cost | $ 1 | $ 1 |
| Actuarial gains | (1) | (1) |
| Net periodic benefit cost | $ – | $ – |

**[d] Future benefit payments**

| | Defined benefit pension plans | Termination and long service arrangements | Retirement medical benefits plans | Total |
|---|---|---|---|---|
| Expected employer contributions – 2021 | $ 13 | $ 10 | $ 1 | $ 24 |
| | | | | |
| Expected benefit payments: | | | | |
| 2021 | $ 24 | $ 10 | $ 1 | $ 35 |
| 2022 | 25 | 11 | 1 | 37 |
| 2023 | 25 | 13 | 1 | 39 |
| 2024 | 26 | 15 | 2 | 43 |
| 2025 | 27 | 21 | 2 | 50 |
| Thereafter | 151 | 124 | 8 | 283 |
| | $278 | $194 | $ 15 | $487 |

## 18. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

| | 2020 | 2019 |
|---|---|---|
| Long-term portion of income taxes payable | $ 199 | $ 234 |
| Deferred revenue | 52 | 74 |
| Asset retirement obligation | 39 | 34 |
| Long-term portion of fair value of hedges [note 21] | 5 | 8 |
| Other | 37 | 21 |
| | $ 332 | $ 371 |

## 19. CAPITAL STOCK

[a] At December 31, 2020, the Company's authorized, issued and outstanding capital stock are as follows:

**Preference shares – issuable in series –**

The Company's authorized capital stock includes 99,760,000 preference shares, issuable in series. None of these shares are currently issued or outstanding.

**Common Shares –**

Common Shares without par value [unlimited amount authorized] have the following attributes:

[i]   Each share is entitled to one vote per share at all meetings of shareholders.

[ii]   Each share shall participate equally as to dividends.

[b] On November 11, 2020, the Toronto Stock Exchange ["TSX"] accepted the Company's Notice of Intention to make a Normal Course Issuer Bid relating to the purchase for cancellation, as well as purchases to fund the Company's stock-based compensation awards or programs and/or the Company's obligations to its deferred profit sharing plans, of up to 29.6 million Magna Common Shares [the "2020 Bid"], representing approximately 10% of the Company's public float of Common Shares. The Bid commenced on November 15, 2020 and will terminate no later than November 14, 2021.

Previously, the Company had Normal Course Issuer Bids in place for the 12 month periods beginning in November 2019 and 2018.

The following is a summary of the Normal Course Issuer Bids [number of shares in the table below are expressed in whole numbers]:

| | 2020 | | 2019 | |
|---|---|---|---|---|
| | Shares purchased | Cash amount | Shares purchased | Cash amount |
| 2018 Bid | – | $ – | 23,401,457 | $ 1,159 |
| 2019 Bid | 5,077,882 | 203 | 2,367,106 | 130 |
| | 5,077,882 | $ 203 | 25,768,563 | $ 1,289 |

[c] The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at March 4, 2021 were exercised or converted:

| | |
|---|---|
| Common Shares | 301,877,555 |
| Stock options [i] | 6,968,787 |
| | 308,846,342 |

[i] Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

## 20. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

| | 2020 | 2019 |
|---|---|---|
| **Accumulated net unrealized loss on translation of net investment in foreign operations** | | |
| Balance, beginning of year | $ (907) | $ (917) |
| Net unrealized gain (loss) | 348 | (18) |
| Repurchase of shares under normal course issuer bids [note 19] | 8 | 28 |
| Balance, end of year | (551) | (907) |
| **Accumulated net unrealized gain on cash flow hedges [b]** | | |
| Balance, beginning of year | 38 | (68) |
| Net unrealized (loss) gain | (34) | 102 |
| Reclassification of net loss to net income [a] | 38 | 4 |
| Balance, end of year | 42 | 38 |
| **Accumulated net unrealized loss on other long-term liabilities [b]** | | |
| Balance, beginning of year | (221) | (190) |
| Net unrealized loss | (11) | (47) |
| Reclassification of net loss to net income [a] | 8 | 8 |
| Sale of business | — | 8 |
| Balance, end of year | (224) | (221) |
| Total accumulated other comprehensive loss [c] | $ (733) | $ (1,090) |

[a] The effects on net income of amounts reclassified from AOCL, with presentation location, were as follows:

| | 2020 | 2019 |
|---|---|---|
| Cash flow hedges | | |
| Sales | $ (30) | $ (38) |
| Cost of sales | (21) | 33 |
| Income tax | 13 | 1 |
| Net of tax | (38) | (4) |
| Other long-term liabilities | | |
| Cost of sales | (9) | (9) |
| Income tax | 1 | 1 |
| Net of tax | (8) | (8) |
| Total loss reclassified to net income | $ (46) | $ (12) |

[b] The amount of income tax benefit that has been allocated to each component of other comprehensive loss is as follows:

| | 2020 | 2019 |
|---|---|---|
| Accumulated net unrealized loss on translation of net investment in foreign operations | $ 7 | $ 7 |
| Accumulated net unrealized gain on cash flow hedges | | |
| Balance, beginning of year | (14) | 23 |
| Net unrealized loss (gain) | 12 | (36) |
| Reclassification of net loss to net income | (13) | (1) |
| Balance, end of year | (15) | (14) |
| Accumulated net unrealized loss on other long-term liabilities | | |
| Balance, beginning of year | 35 | 21 |
| Net unrealized loss | 1 | 15 |
| Reclassification of net loss to net income | (1) | (1) |
| Balance, end of year | 35 | 35 |
| Total income tax benefit | $ 27 | $ 28 |

[c] The amount of other comprehensive loss that is expected to be reclassified to net income during 2021 is $44 million.

## 21. FINANCIAL INSTRUMENTS

### [a] Foreign exchange contracts

At December 31, 2020, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

| | For Canadian dollars | | For U.S. dollars | |
|---|---|---|---|---|
| Buy (Sell) | U.S. dollar amount | Weighted average rate | Peso amount | Weighted average rate |
| 2021 | 131 | 1.30755 | 4,077 | 0.04523 |
| 2021 | (823) | 0.75821 | – | – |
| 2022 | 12 | 1.32628 | 1,746 | 0.04650 |
| 2022 | (339) | 0.76478 | – | – |
| 2023 | 2 | 1.32885 | 493 | 0.04540 |
| 2023 | (71) | 0.75963 | – | – |
| 2024 | (22) | 0.75896 | – | – |
| 2025 | (5) | 0.77039 | – | – |
| | (1,115) | | 6,316 | |

| | For euros | | | |
|---|---|---|---|---|
| Buy (Sell) | U.S. dollar amount | Weighted average rate | Czech koruna amount | Weighted average rate |
| 2021 | 171 | 0.82728 | 4,053 | 0.03773 |
| 2021 | (97) | 1.18543 | – | – |
| 2022 | 62 | 0.81888 | 2,099 | 0.03770 |
| 2022 | (35) | 1.19120 | – | – |
| 2023 | 32 | 0.81565 | 330 | 0.03714 |
| 2023 | (27) | 1.22051 | – | – |
| 2024 | 10 | 0.82558 | – | – |
| 2024 | (6) | 1.25793 | – | – |
| | 110 | | 6,482 | |

Based on forward foreign exchange rates as at December 31, 2020 for contracts with similar remaining terms to maturity, the gains and losses relating to the Company's foreign exchange forward contracts recognized in other comprehensive income are approximately $68 million and $16 million, respectively [note 20].

The Company does not enter into foreign exchange forward contracts for speculative purposes.

**[b] Financial assets and liabilities**

The Company's financial assets and liabilities consist of the following:

| | 2020 | 2019 |
|---|---|---|
| **Financial assets** | | |
| Cash and cash equivalents | $ 3,268 | $ 1,276 |
| Restricted cash equivalents | 106 | 116 |
| Accounts receivable | 6,394 | 5,927 |
| Private equity investments | 267 | 95 |
| Severance investments | 1 | 1 |
| Long-term receivables included in other assets [note 12] | 209 | 217 |
| | $ 10,245 | $ 7,632 |
| **Financial liabilities** | | |
| Long-term debt (including portion due within one year) | $ 4,102 | $ 3,168 |
| Accounts payable | 6,266 | 5,628 |
| | $ 10,368 | $ 8,796 |
| **Foreign currency contracts designated as effective hedges, measured at fair value** | | |
| Prepaid expenses and other | $ 52 | $ 46 |
| Other assets | 16 | 24 |
| Other accrued liabilities | (11) | (10) |
| Other long-term liabilities | (5) | (8) |
| | $ 52 | $ 52 |

**[c] Derivatives designated as effective hedges, measured at fair value**

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company's derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

| | Gross amounts presented in consolidated balance sheets | Gross amounts not offset in consolidated balance sheets | Net amounts |
|---|---|---|---|
| **December 31, 2020** | | | |
| Assets | $ 68 | $ 13 | $ 55 |
| Liabilities | $ (16) | $ (13) | $ (3) |
| December 31, 2019 | | | |
| Assets | $ 70 | $ 15 | $ 55 |
| Liabilities | $ (18) | $ (15) | $ (3) |

**[d] Fair value**

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

*Cash and cash equivalents, restricted cash equivalents, accounts receivable, and accounts payable.*

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

*Private equity securities*

The Company estimates the value of its private equity securities based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company. [Level 3 inputs based on the GAAP fair value hierarchy.]

*Term debt*

The Company's term debt includes $129 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

*Senior Notes*

The fair value of our Senior Notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value. At December 31, 2020, the net book value of the Company's Senior Notes was $3.89 billion and the estimated fair value was $4.23 billion.

**[e] Credit risk**

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, restricted cash equivalents [net of the euro drawn amount], accounts receivable, and foreign exchange and commodity forward contracts with positive fair values.

Cash and cash equivalents and restricted cash equivalents, which consist of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the year ended December 31, 2020, sales to the Company's six largest customers represented 78% [2019 – 77%] of the Company's total sales; and substantially all of its sales are to customers in which the Company has ongoing contractual relationships. The Company continues to closely monitor its customers as a result of the current economic uncertainty. In determining the allowance for expected credit losses, the Company considers changes in customer's credit ratings, liquidity, customer's historical payments and loss experience, current economic conditions and the Company's expectations of future economic conditions.

**[f] Currency risk**

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities' functional currency, and when materials and equipment are purchased in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts *[note 21[a]]*.

**[g] Interest rate risk**

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

## 22. CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a] In September 2020, the European Commission [the "Commission"] announced that it had reached a settlement with Magna and its competitors in connection with two separate bilateral cartels concerning supplies of closure systems, where the parties coordinated pricing and exchanged commercially sensitive information in certain instances between 2009 and 2012. As the leniency applicant that revealed the existence of the cartels to the Commission, Magna received full immunity and was not fined.

In September 2014, the Conselho Administrativo de Defesa Economica ["CADE"], Brazil's Federal competition authority, attended at one of the Company's operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products ["access mechanisms"].

In May 2019, CADE informed the Company that it completed its preliminary investigation and, based on a review of the evidence, had commenced a formal administrative proceeding into alleged anticompetitive behaviour relating to access mechanisms involving the Company.

Administrative proceedings of this nature can often continue for several years. At this time, management is unable to predict the duration or outcome of the Brazilian administrative proceeding, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if any. In the event that wrongful conduct is found, CADE may impose administrative penalties or fines taking into account several mitigating and aggravating factors. Administrative fines are tied to the sales in Brazil of the applicable Magna companies in the fiscal year prior to the commencement of the formal administrative proceeding.

The Company's policy is to comply with all applicable laws, including antitrust and competition laws. The Company has completed its previously announced global review focused on antitrust risk. While Magna does not currently anticipate any material liabilities in connection with the review, we could be subject to restitution settlements, civil proceedings, reputational damage and other consequences, including as a result of the matters specifically referred to above.

[b] The Company is at risk for product warranty costs, which include product liability and recall costs, and is currently experiencing increased customer pressure to assume greater warranty responsibility. For most types of products, the Company only accounts for existing or probable product warranty claims. However, for certain complete vehicle assembly, powertrain systems and electronics contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company's warranty experience. Product liability and recall provisions are established based on the Company's best estimate of the amounts necessary to settle existing claims, which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer's administrative costs relating to the recall. Where applicable, such provisions are booked net of recoveries from sub-suppliers and along with related insurance recoveries. Due to the uncertain nature of the net costs, actual product liability costs could be materially different from the Company's best estimates of future costs *[note 14]*.

## 23. SEGMENTED INFORMATION

[a] Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, and market and operating factors, and are also the Company's reportable segments.

The Company's chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking Net income from operations and adding back Income taxes, Interest expense, net, and Other expense, net.

The accounting policies of each segment are the same as those set out under "Significant Accounting Policies" [note 1]. All intersegment sales and transfers are accounted for at fair market value.

[b] The following tables show segment information for the Company's reporting segments and a reconciliation of Adjusted EBIT to the Company's consolidated income before income taxes:

|  | 2020 | | | | |
|---|---|---|---|---|---|
|  | Total sales | External sales | Adjusted EBIT | Depreciation and amortization | Equity income |
| Body Exteriors & Structures | $ 13,550 | $ 13,292 | $ 817 | $ 727 | $ – |
| Power & Vision | 9,722 | 9,553 | 495 | 464 | (179) |
| Seating Systems | 4,455 | 4,433 | 107 | 73 | (6) |
| Complete Vehicles | 5,415 | 5,363 | 274 | 84 | (3) |
| Corporate & Other[i] | (495) | 6 | (17) | 18 | (1) |
| **Total Reportable Segments** | **$ 32,647** | **$ 32,647** | **$ 1,676** | **$ 1,366** | **$ (189)** |

|  | 2019 | | | | |
|---|---|---|---|---|---|
|  | Total sales | External sales | Adjusted EBIT | Depreciation and amortization | Equity (income) loss |
| Body Exteriors & Structures | $ 16,458 | $ 16,110 | $ 1,299 | $ 710 | $ (3) |
| Power & Vision | 11,312 | 11,103 | 747 | 464 | (174) |
| Seating Systems | 5,577 | 5,548 | 312 | 66 | (4) |
| Complete Vehicles | 6,707 | 6,661 | 144 | 84 | (1) |
| Corporate & Other[i] | (623) | 9 | 43 | 21 | 4 |
| Total Reportable Segments | $ 39,431 | $ 39,431 | $ 2,545 | $ 1,345 | $ (178) |

|  | 2020 | | | | |
|---|---|---|---|---|---|
|  | Net assets | Investments | Goodwill | Fixed asset, net | Fixed asset additions |
| Body Exteriors & Structures | $ 7,536 | $ 31 | $ 483 | $ 4,725 | $ 581 |
| Power & Vision | 5,529 | 371 | 1,315 | 2,666 | 440 |
| Seating Systems | 1,118 | 144 | 176 | 418 | 70 |
| Complete Vehicles | 671 | 80 | 121 | 578 | 34 |
| Corporate & Other[i] | 710 | 321 | – | 88 | 20 |
| **Total Reportable Segments** | **$ 15,564** | **$ 947** | **$ 2,095** | **$ 8,475** | **$ 1,145** |

| | 2019 | | | | |
|---|---|---|---|---|---|
| | Net assets | Investments | Goodwill | Fixed asset, net | Fixed asset additions |
| Body Exteriors & Structures | $ 7,906 | $ 31 | $ 458 | $ 4,827 | $ 713 |
| Power & Vision | 5,626 | 899 | 1,238 | 2,299 | 577 |
| Seating Systems | 1,219 | 134 | 169 | 412 | 76 |
| Complete Vehicles | 735 | 2 | 111 | 593 | 69 |
| Corporate & Other[i] | 468 | 144 | – | 129 | 6 |
| Total Reportable Segments | $ 15,954 | $ 1,210 | $ 1,976 | $ 8,260 | $ 1,441 |

[i]   Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[c]  The following table reconciles Net income from operations to Adjusted EBIT:

| | 2020 | 2019 |
|---|---|---|
| Net Income | $ 677 | $ 1,632 |
| Add: | | |
| Interest expense, net | 86 | 82 |
| Other expense, net | 584 | 240 |
| Income taxes | 329 | 591 |
| Adjusted EBIT | $ 1,676 | $ 2,545 |

[d]  The following table shows Net Assets for the Company's reporting segments:

| | 2020 | 2019 |
|---|---|---|
| **Total Assets** | $ 28,605 | $ 25,790 |
| Deduct assets not included in segment net assets: | | |
| Cash and cash equivalents | (3,268) | (1,276) |
| Deferred tax assets | (372) | (308) |
| Long-term receivables from joint venture partners | (66) | (71) |
| Deduct liabilities included in segment net assets: | | |
| Accounts payable | (6,266) | (5,628) |
| Accrued salaries and wages | (815) | (753) |
| Other accrued liabilities | (2,254) | (1,800) |
| **Segment Net Assets** | $ 15,564 | $ 15,954 |

[e]  The following table aggregates external revenues by customer as follows:

| | 2020 | 2019 |
|---|---|---|
| General Motors | $ 4,921 | $ 5,732 |
| BMW | 4,714 | 5,469 |
| Daimler AG | 4,596 | 4,887 |
| Ford Motor Company | 4,004 | 5,270 |
| Fiat Chrysler Automobiles | 3,958 | 5,173 |
| Volkswagen | 3,510 | 4,001 |
| Other | 6,944 | 8,899 |
| | $ 32,647 | $ 39,431 |

[f] The following table summarizes external revenues and long-lived assets by geographic region:

| | External Sales | | Fixed Assets, Net | |
|---|---|---|---|---|
| | 2020 | 2019 | 2020 | 2019 |
| **North America** | | | | |
| United States | $ 8,210 | $ 9,702 | $ 1,610 | $ 1,661 |
| Canada | 4,144 | 5,353 | 974 | 993 |
| Mexico | 3,359 | 4,294 | 1,247 | 1,287 |
| | 15,713 | 19,349 | 3,831 | 3,941 |
| **Europe** | | | | |
| Austria | 6,817 | 8,279 | 867 | 872 |
| Germany | 4,366 | 4,878 | 1,095 | 1,090 |
| Czech Republic | 912 | 899 | 293 | 276 |
| Poland | 535 | 689 | 221 | 201 |
| Russia | 345 | 434 | 120 | 134 |
| Spain | 323 | 431 | 82 | 79 |
| United Kingdom | 292 | 422 | 214 | 209 |
| Italy | 256 | 527 | 265 | 244 |
| Turkey | 247 | 293 | 9 | 10 |
| France | 142 | 201 | 62 | 55 |
| Slovakia | 126 | 139 | 283 | 223 |
| Other Europe | 111 | 139 | 222 | 215 |
| | 14,472 | 17,331 | 3,733 | 3,608 |
| **Asia Pacific** | | | | |
| China | 1,921 | 1,947 | 758 | 528 |
| India | 79 | 144 | 89 | 98 |
| Other Asia Pacific | 31 | 73 | 6 | 5 |
| | 2,031 | 2,164 | 853 | 631 |
| **Rest of World** | 431 | 587 | 58 | 80 |
| | $ 32,647 | $ 39,431 | $ 8,475 | $ 8,260 |

## 24. SUBSEQUENT EVENT

### Normal Course Issuer Bid

Subsequent to December 31, 2020, the Company purchased 350,000 Common Shares for cancellation and 138,027 Common Shares to satisfy stock-based compensation awards, each under an existing normal course issuer bid for cash consideration of $42 million.

**Share Information**

The Common Shares are listed and traded in Canada on the Toronto Stock Exchange ("TSX") under the stock symbol "MG" and in the United States on the New York Stock Exchange ("NYSE") under the stock symbol "MGA". As of February 28, 2021, there were 1,268 registered holders of Common Shares.

**Distribution of Shares held by Registered Shareholders**

|  | Common Shares |
| --- | --- |
| Canada | 74.89% |
| United States | 25.09% |
| Other | 0.02% |

**Dividends**

Dividends for 2020 on Magna's Common Shares were paid on each of March 20, June 5, September 4 and December 4 at a rate of U.S.$0.40 per Common Share. Magna's dividends have been designated as "eligible dividends" as defined in subsection 89(1) of the Income Tax Act (Canada) and, accordingly, are eligible for an enhanced tax credit. Additional details are found on Magna's website (www.magna.com), under "Company – Investors – Shareholder Information – Dividends".

**Price Range of Shares**

The following table sets forth, for the years indicated, the high and low sales prices and volumes of Common Shares traded in each case as reported by the TSX and NYSE, respectively.

**Common Shares (TSX) (Cdn$)**                        **Stock Symbol "MG"**

| Quarter | Year ended December 31, 2020 | | | Year ended December 31, 2019 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Volume | High | Low | Volume | High | Low |
| 1st | 71,270,881 | 72.18 | 33.22 | 54,122,123 | 72.63 | 59.48 |
| 2nd | 58,598,177 | 64.70 | 40.76 | 60,117,270 | 76.11 | 57.34 |
| 3rd | 56,377,558 | 71.55 | 57.42 | 52,521,128 | 72.30 | 60.57 |
| 4th | 68,080,351 | 96.11 | 60.82 | 46,709,827 | 75.25 | 65.25 |

**Common Shares (NYSE) (US$)**                        **Stock Symbol "MGA"**

| Quarter | Year ended December 31, 2020 | | | Year ended December 31, 2019 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Volume | High | Low | Volume | High | Low |
| 1st | 74,876,717 | 55.67 | 22.75 | 67,660,484 | 55.09 | 44.02 |
| 2nd | 69,450,820 | 48.34 | 28.82 | 76,106,212 | 56.92 | 42.51 |
| 3rd | 52,717,363 | 53.89 | 43.08 | 59,411,273 | 54.65 | 46.27 |
| 4th | 70,204,429 | 75.65 | 45.64 | 47,590,914 | 57.09 | 48.97 |

# CORPORATE DIRECTORY

## Directors

William L. Young
(Chair)

Scott B. Bonham

Peter G. Bowie

Mary S. Chan

Hon. V. Peter Harder

Seetarama (Swamy) Kotagiri

Dr. Kurt J. Lauk

Robert F. MacLellan

Cynthia A. Niekamp

William A. Ruh

Dr. Indira V. Samarasekera

Lisa S. Westlake

## Executive Officers

Seetarama (Swamy) Kotagiri
Chief Executive Officer

Vincent J. Galifi
Chief Financial Officer

Tommy J. Skudutis
Chief Operating Officer

Guenther F. Apfalter
President, Magna Europe and Asia

Bruce R. Cluney
Chief Legal Officer

Joanne N. Horibe
Chief Compliance Officer

Aaron D. McCarthy
Chief Human Resources Officer

Eric J. Wilds
Chief Sales & Marketing Officer

Uwe Geissinger
Executive Vice-President,
Operational Efficiency

Sherif S. Marakby
Executive Vice-President,
Corporate R&D

Anton Mayer
Executive Vice-President,
Systems and Portfolio Strategy

Boris Shulkin
Executive Vice-President,
Technology and Investments

---

## Corporate Office

Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Telephone: (905) 726-2462
magna.com

## Transfer Agent and Registrar

Computershare Trust Company
of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1 (800) 564-6253

Computershare Trust Company N.A.
462 S. 4th Street
Louisville, Kentucky, USA, 40202
Telephone: 1 (800) 962-4284
From all other countries:
Telephone: 1 (514) 982-7555
computershare.com

## Exchange Listings

Common Shares
Toronto Stock Exchange MG
New York Stock Exchange MGA

As a "foreign private issuer" listed on the New York Stock Exchange (NYSE), Magna is required to disclose the significant ways in which its corporate governance practices differ from those to be followed by U.S. domestic issuers under the NYSE listing standards. Please see the corporate governance section of our website (www.magna.com) for our Statement of Significant Corporate Governance Differences (NYSE). Additionally, please refer to the Management Information Circular/Proxy Statement for our 2021 Annual Meeting of Shareholders for a description of our corporate governance practices in comparison with the requirements and guidelines of the Canadian Securities Administrators.

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of the Board through the office of Magna's Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7070.

Shareholders wishing to obtain a copy of Magna's Notice of Intention to Make a Normal Course Issuer Bid, referred to in Note 19 to the consolidated financial statements contained in this Annual Report, may do so by contacting Magna's Corporate Secretary.

**The 2021 Annual Meeting of Shareholders**
The 2021 Annual Meeting of Shareholders will be held on Thursday, May 6, 2021, commencing at 10:00 a.m. (Eastern Daylight Time). Due to the COVID-19 pandemic, the meeting is being conducted as a virtual-only meeting accessible at www.virtualshareholdermeeting.com/mga2021.

**Annual Report**
Additional copies of this 2020 Annual Report or copies of our quarterly reports may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.



Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada  L4G 7K1
Telephone: (905) 726-2462

**CONNECT WITH MAGNA**



magna.com


